Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

WOORI BANK

Page(s)
INDEPENDENT AUDITOR’S REPORT	1-3

Separate Financial Statements

Separate Statements of Financial Position	4-5

Separate Statements of Comprehensive Income	6

Separate Statements of Changes in Equity	7

Separate Statements of Cash Flows	8-9

Notes to the Separate Financial Statements	10-153

INDEPENDENT AUDITOR’S REPORT

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of

Woori Bank

Opinion

We have audited the accompanying separate financial statements of Woori Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2022 and 2021, and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2022 and 2021, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers /s/

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of, the management of Woori Bank.

Won Deok Lee

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

                (Phone Number)                02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 2, 6 and 45)	30,513,261	18,398,061
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 26 and 45)	18,903,736	12,096,394
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	31,521,739	37,431,137
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	27,304,915	16,820,334
Loans and other financial assets at amortized cost (Notes 2, 4, 10, 11, 12, 18 and 45)	308,785,393	305,277,755
Investments in subsidiaries and associates (Note 13)	3,701,365	3,708,698
Investment properties (Note 14)	540,748	527,115
Premises and equipment (Notes 15)	2,521,958	2,572,767
Intangible assets (Note 16)	231,007	267,484
Assets held for sale (Note 17)	9,589	24,797
Current tax assets (Note 42)	13,534	1,384
Deferred tax assets (Note 42)	60,910	—
Derivative assets (designated for hedging) (Notes 4, 11, 12, 26 and 45)	—	95,086
Net defined benefit assets (Note 24)	287,673	12,684
Other assets (Notes 19 and 45)	139,689	123,419

Total assets	424,535,517	397,357,115

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20, 26 and 45)	9,002,105	4,688,894
Deposits due to customers (Notes 4, 11, 21 and 45)	323,378,015	301,494,891
Borrowings (Notes 4, 11, 12, 22 and 45)	21,717,702	17,879,734
Debentures (Notes 4, 11 and 22)	24,635,427	26,474,283
Provisions (Notes 23, 44 and 45)	456,396	483,691
Current tax liabilities (Note 42)	664,012	445,716
Deferred tax liabilities (Note 42)	—	173,662
Derivative liabilities (designated for hedging) (Notes 4, 11, 12, 26 and 45)	193,831	20,287
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	19,872,997	21,893,166
Other liabilities (Notes 25 and 45)	181,175	112,235

Total liabilities	400,101,660	373,666,559

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022, AND 2021 (CONTINUED)

	December 31, 2022	December 31, 2021

	(Korean Won in millions)
EQUITY
Owners’ equity:
Capital stock (Note 28)	3,581,392	3,581,392
Hybrid securities (Note 29)	2,344,816	2,555,166
Capital surplus (Note 28)	1,068,420	1,068,420
Other equity (Note 30)	(660,858)	(394,606)
Retained earnings (Notes 31 and 32)	18,100,087	16,880,184
Regulatory reserve for credit loss	(2,311,436)	(2,024,852)
Regulatory reserve for credit loss to be reversed (reserved)	147,296	(286,584)
Planned reversal (provision) of regulatory reserve for credit loss	147,296	(286,584)

Total equity	24,433,857	23,690,556

Total liabilities and equity	424,535,517	397,357,115

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

	Korean Won in millions, except for per share data)
Interest income	11,513,681	7,573,439
Financial assets at FVTPL	44,079	3,360
Financial assets at FVTOCI	585,206	334,749
Financial assets at amortized cost	10,884,396	7,235,330
Interest expense	4,899,615	2,225,990

Net interest income (Notes 11, 34 and 45)	6,614,066	5,347,449
Fees and commissions income	1,084,053	1,083,286
Fees and commissions expense	197,939	167,823

Net fees and commissions income (Notes 11,35 and 45)	886,114	915,463
Dividend income (Notes 11,36 and 45)	180,275	283,878
Net gain (loss) on financial instruments at FVTPL (Notes 11, 37 and 45)	282,411	241,148
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 38)	(22,865)	30,440
Net gain (loss) on financial assets at amortized cost	35,003	58,405
Net gain (loss) on disposals of loans and other financial assets at amortized cost	35,003	58,405
Provision of impairment losses due to credit loss (Notes 11,39 and 45)	(390,611)	(143,514)
General and administrative expenses (Notes 40 and 45)	(3,545,030)	(3,298,150)
Other net operating expenses (Notes 40 and 45)	(682,610)	(613,854)

Operating income	3,356,753	2,821,265
Gain (Loss) on valuation of investment in subsidiaries and associates (Note 13)	—	46,890
Net other non-operating income	50,283	9,747

Non-operating income (Note 41)	50,283	56,637

Net income before income tax expense	3,407,036	2,877,902
Income tax expense (Note 42)	859,629	725,553

Net income
(Net income after reflecting the provision of regulatory reserve for credit loss for the years ended December 31, 2022 and 2021 are 2,694,703 million Won and 1,865,765 million Won, respectively) (Note 32)	2,547,407	2,152,349

Net gain on valuation of equity securities at FVTOCI	(34,660)	34,217
Remeasurement of the net defined benefit liability	226,846	60,188

Items that will not be reclassified to profit or loss	192,186	94,405
Net gain (loss) on valuation of debt securities at FVTOCI	(441,749)	(175,744)
Gain (loss) on foreign currency translation of foreign operations	789	16,166
Loss on hedges of net investment in foreign operations	5,174	—

Items that may be reclassified to profit or loss	(435,786)	(159,578)

Other comprehensive income (loss), net of tax	(243,600)	(65,173)

Total comprehensive income	2,303,807	2,087,176

Earnings per share (Note 43)
Basic and diluted earnings per share (Unit: In Korean Won)	3,399	2,804

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity

	(Korean Won in millions)
January 1, 2021	3,581,392	3,105,070	1,068,420	(331,099)	15,581,989	23,005,772
Net income	—	—	—	—	2,152,349	2,152,349
Dividends to common stocks	—	—	—	—	(680,200)	(680,200)
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	(141,527)	—	(141,527)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(2,221)	2,221	—
Gain on foreign currency translation of foreign operations	—	—	—	16,166	—	16,166
Remeasurement of the net defined benefit liability	—	—	—	60,188	—	60,188
Appropriation of retained earnings	—	—	—	31,252	(31,252)	—
Dividends to hybrid securities	—	—	—	—	(144,923)	(144,923)
Redemption of hybrid securities	—	(549,904)	—	(27,365)	—	(577,269)

December 31, 2021	3,581,392	2,555,166	1,068,420	(394,606)	16,880,184	23,690,556

January 1, 2022	3,581,392	2,555,166	1,068,420	(394,606)	16,880,184	23,690,556
Net income	—	—	—	—	2,547,407	2,547,407
Dividends to common stocks	—	—	—	—	(1,175,672)	(1,175,672)
Net loss on valuation of financial assets at FVTOCI	—	—	—	(476,407)	—	(476,407)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	10,472	(10,472)	—
Gain on foreign currency translation of foreign operations	—	—	—	789	—	789
Gain on hedges of net investment in foreign operations	—	—	—	5,174	—	5,174
Remeasurement of the net defined benefit liability	—	—	—	226,846	—	226,846
Appropriation of retained earnings	—	—	—	27,365	(27,365)	—
Dividends to hybrid securities	—	—	—	—	(113,995)	(113,995)
Issuance of hybrid securities	—	349,215	—	—	—	349,215
Redemption of hybrid securities	—	(559,565)	—	(60,491)	—	(620,056)

December 31, 2022	3,581,392	2,344,816	1,068,420	(660,858)	18,100,087	24,433,857

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	For the year ended December 31
	2022	2021
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,547,407	2,152,349
Adjustments:
Income tax expense	859,629	725,553
Interest income	(11,513,681)	(7,573,439)
Interest expense	4,899,615	2,225,990
Dividend income	(228,998)	(345,550)

	(5,983,435)	(4,967,446)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	805,814	76,270
Loss on financial instruments at FVTOCI	23,824	15,743
Impairment losses due to credit loss	390,612	143,514
Impairment losses on investments in subsidiaries and associates	—	1,902
Loss on derivatives for hedging	250,267	93,084
Loss on fair value hedge	—	1,947
Loss on other provisions	24,539	81,339
Retirement benefits	136,868	148,653
Depreciation and amortization	395,483	416,427
Loss on disposal of premises and equipment, intangible asset and other assets	2,117	2,050
Impairment loss on premises and equipment, intangible asset and other assets	144	276
Loss on foreign currency translation	30,858	46,803
Other losses	63,354	—

	2,123,880	1,028,008

Deductions of incomes not involving cash inflows:
Gain on financial instruments at FVTOCI	959	46,182
Reversal of investments in subsidiaries and associates	—	48,792
Gain on disposal of investments in subsidiaries and associates	560	21
Gain on derivatives for hedging	1,288	—
Gain on hedged items (fair value hedge)	257,910	106,253
Gain on other provisions	52,659	—
Gain on disposal of premises and equipment, intangible asset and other assets	25,317	1,493
Gain on disposal of assets held for sale	24,100	33,409
Other gain	15,880	35,717

	378,673	271,867

Changes in operating assets and liabilities:
Financial assets at FVTPL	(1,702,663)	(241,804)
Loans and other financial assets at amortized cost	(2,363,406)	(24,857,175)
Other assets	(60,360)	10,747
Deposits due to customers	21,234,110	22,928,063
Provisions	(20,228)	(14,162)
Net defined benefit liability	(103,218)	(81,673)
Other financial liabilities	(3,127,127)	8,860,873
Other liabilities	33,858	(18,217)

	13,890,966	6,586,652

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (CONTINUED)

	For the years ended December 31
	2022	2021
	(Korean Won in millions)
Interest income received	11,101,376	7,660,806
Interest expense paid	(3,933,026)	(2,327,339)
Dividends received	228,998	345,550
Income tax paid	(777,380)	(409,425)

Net cash inflow from operating activities	18,820,113	9,797,288

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL	10,110,542	10,495,359
Disposal of financial assets at FVTOCI	20,456,735	19,327,466
Redemption of securities at amortized cost	3,643,712	5,796,691
Disposal of investments in subsidiaries and associates	26,166	77,906
Disposal of premises and equipment	11,187	425
Disposal of intangible assets	429	500
Disposal of assets held for sale	52,417	91,321
Net increase of other assets	62,710	73,776

	34,363,898	35,863,444

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL	11,652,579	13,057,485
Acquisition of financial assets at FVTOCI	14,892,378	27,926,041
Acquisition of securities at amortized cost	14,025,148	5,723,913
Acquisition of investments in subsidiaries and associates	18,272	357,658
Acquisition of premises and equipment	83,784	67,308
Acquisition of intangible assets	96,121	93,922

	40,768,282	47,226,327

Net cash outflow from investing activities	(6,404,384)	(11,362,883)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	21,201,768	10,544,305
Issuance of debentures	10,943,580	13,152,334
Issuance of hybrid securities	349,215	—
Net increase of derivatives (designated for hedging)	19,652	6,909
Net increase of other liabilities	453	3,585

	32,514,668	23,707,133

Cash out-flows from financing activities:
Decrease in borrowings	17,983,170	9,485,034
Redemption of debentures	12,778,811	8,764,907
Redemption of lease liabilities	134,562	133,481
Dividends paid to common stocks	1,175,672	680,200
Redemption of hybrid securities	643,000	587,650
Dividends paid on hybrid securities	113,995	144,923
	32,829,210	19,796,195

Net cash inflow(outflow) from financing activities	(314,542)	3,910,938

Net increase in cash and cash equivalents	12,101,187	2,345,343

Cash and cash equivalents, the beginning of the year	18,398,061	15,147,935

Effects of exchange rate changes on cash and cash equivalents	14,013	904,783

Cash and cash equivalents, the end of the year (Note 2 and 6)	30,513,261	18,398,061

The accompanying notes are part of these separate financial statements.

WOORI BANK

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1.	GENERAL

(1) Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2022, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 716 million shares and common stocks amounting to 3,581,392 million Korean Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 713 branches and offices in Korea, and 22 branches, branch office and 4 offices overseas as of December 31, 2022.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of preparation

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The significant accounting policies applied in the preparation of financial statements are stated below, and the accounting policies applied are identical to ones used in the preparation of previous period’s financial statements, except for the effects of adopting new standards or interpretations as explained below.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the financial statements of the Bank was initially approved by the board of directors on February 8, 2023, and were revised and approved on March 3, 2023, and is planned for an approval in the annual shareholder’s meeting on March 23, 2023.

1)	From the accounting period beginning on January 1, 2022, the Bank has newly applied the following amendments and interpretations.

i)	Amendments to Korean IFRS ‘Statement of cash flow’ - Cash and cash equivalents

The Bank did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance of the IFRS Interpretation Committee’s agenda decision in April 2022 ‘Demand deposits restricted on use under contracts with third parties’ and reply to K-IFRS inquiries on ‘whether the reserve deposit should be classified as cash and cash equivalents’ the policy was changed to classify the reserve deposits with restrictions under relevant regulations which meet the criteria of demand deposits as cash and cash equivalent and applied the modification retrospectively. The impact of this change in accounting policy is as follows:

a)	Impact on the statements of financial position

	December 31, 2022	December 31, 2021	January 1, 2021
Increase in Cash and cash equivalents	22,734,236	12,902,010	7,199,264
Decrease in loans and other financial asset at amortized cost	(22,734,236)	(12,902,010)	(7,199,264)

b)	Impact on the statements of cash flow

	December 31, 2022	December 31, 2021
Increase in cash flows from operating activities	9,887,584	5,620,712
Increase in exchange rate changes on cash and cash equivalents denominated in foreign currencies	(55,358)	82,034
Net increase in cash and cash equivalents	9,887,584	5,620,712
Increase in cash and cash equivalents, the beginning of the year	12,902,010	7,199,264
Increase in cash and cash equivalents, the end of the year	22,734,236	12,902,010

c)	Amendments to Korean IFRS 1103 ‘Business Combination’ – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, and Korean IFRS 2121 ‘Levies’. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the financial statements.

i)	Amendments to Korean IFRS 1016 ‘Property, Plant and Equipment’ – Proceeds before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments do not have a significant impact on the financial statements.

ii)	Amendments to Korean IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the financial statements.

iii)	Annual Improvements to Korean IFRS 2018-2020

•	Korean IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’: Subsidiaries that are first-time adopters

•	Korean IFRS 1109 ‘Financial Instruments’ - Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 ‘Leases’- Lease incentives

•	Korean IFRS 1041 ‘Agriculture’- Fair value measurements

2)	The details of Korean IFRS that have been issued and published as of December 31, 2022 but have not yet reached the effective date, and have not been early adopted by the Bank are as follows:

i)	Amendments to Korean IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the consolidated financial statements.

ii)	Amendments to Korean IFRS 1001 ‘Presentation of Financial Statements’ - Disclosure of ‘Accounting Policy’

To define and disclose material accounting policies, and to provide guidance on how to apply the concept of materiality, ‘Accounting Policy Disclosure’ of the IFRS Practice Statement 2 has been amended. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

iii)	Amendments to Korean IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of ‘Accounting Estimates’

The amendments defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments should be applied for annual periods beginning on or after January 1, 2023, and early application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

iv)	Amendments to Korean IFRS 1012 ‘Income Taxes’ - deferred tax related to assets and liabilities arising from a single transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Bank.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Bank in exchange for control of the acquiree, liabilities assumed by the Bank and the equity interests issued by the Bank. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under Korean IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with Korean IFRS 1012 Income Taxes and Korean IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with Korean IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income (or other comprehensive income, if applicable) identical to the treatment assuming interests are sold directly.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In cases where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with Korean IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(4)	Revenue recognition

Korean IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Bank performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

i)	Revenue from contracts with customers

The Bank recognizes revenue when the Bank satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Bank recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Bank expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank recognizes revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Bank acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on credit card are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Bank. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commissions are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

ii)	Other revenue from contracts with customers

①	Interest income

Interest income on financial assets measured at FVTPL, FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss are measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity. When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss.

(6)	Cash and cash equivalents

The Bank is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(7)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Bank evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Bank considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Bank considers the following elements when evaluating the following:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Bank’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

•	Terms of holding multiple contractually linked financial tranche that concentrate credit risk

In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Bank is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

The Bank may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instruments), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Bank at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Bank’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under Korean IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Bank modifies the business model used to manage financial assets. When the Bank modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Bank does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Bank recognizes financial assets to the extent of its continuing involvement. If the Bank holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Bank allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Bank derecognizes financial liabilities when, and only when, the Bank’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Bank exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Bank accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (The Bank concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Bank uses the fair value determined by independent appraisers, the Bank usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Bank uses the amount determined by the independent appraiser. The Bank verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reappraisal done by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Bank’s transactions involving derivatives such as futures and exchange traded options are measured at market value. A portion of exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Bank is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Bank earns income through derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Bank’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Bank’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Bank recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by Korean IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with Korean IFRS:

•	General approach: Financial assets that do not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the Bank are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Bank has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss from derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss of the period.

(10)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years or contract period

The Bank reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

The Bank is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Other intangible assets	5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill is not amortized, but is subject to an impairment test every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Bank’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(13)	Leases

The Bank determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Bank uses the definition of a lease in Korean IFRS 1116.

1)	The Bank as a lessee

The Bank recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, but if that cannot be readily determined, the Bank uses its incremental borrowing rate. The Bank generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasureing a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Bank could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Bank becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 1,650 million won.

In the statement of financial position, the Bank classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Bank has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Bank recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Bank as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Bank allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Bank classifies its leases as either an operating lease or a finance lease at the commencement date.

The Bank subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Bank applies Koran IFRS 1115 to allocate the consideration of the contract.

The Bank applies derecognition and impairment provisions of Korean IFRS 1109 to its net investment in the lease. The Bank also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Bank recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Bank has applied as a lessor is not different from Korean IFRS 1116.

(14)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of Korean IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of Korean IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics and risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Bank is applying Korean IFRS 1109 in regard to hedge accounting. The Bank designates certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Bank documents the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Bank documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•	When the hedge ratio is equal to the proportion and the number of hedged items to those of the hedging instruments.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Bank designated only the part of derivative financial instruments except for the foreign currency basis spread. Changes in value due to the corresponding foreign currency basis spread are recognized in other comprehensive income and accumulated in equity items. If the hedged item relates to a transaction, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects profit or loss.

However, if the hedged item subsequently recognizes a non-financial item, the accumulated amount in the equity item is removed directly from equity and included in the initial carrying amount of the recognized non-financial item. This transfer does not affect other comprehensive income.

However, if all or some of the accumulated equity items are not expected to recover in a future period, the amounts that are not expected to recover are immediately reclassified to profit or loss. If the hedged item relates to a period, the portion of the foreign currency basis spread at the date the derivative is designated as a hedging instrument is reclassified to profit or loss over the period of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

(15)	Assets (or disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the unused membership points, payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

If the Bank reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(18)	Financial guarantee liabilities

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with Korean IFRS 1109

•	Initial book value less accumulated profit measured in accordance with Korean IFRS 1115

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Bank recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Bank does not have legal obligation to do so because it can be construed as constructive obligation.

The Bank is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized as other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Bank is no longer able to cancel its proposal for termination benefits or 2) the date when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Financial liabilities designated as hedge of a net investment in a foreign operation

When applying hedge accounting of net investment in a foreign operation, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion of the hedge is recognized as current profit or loss in order to offset changes in the fair value of the hedged item caused by the hedging with changes in the fair value of the hedging instrument. The effective portion of hedge recognized in other comprehensive income will be reclassified from other comprehensive income to current profit or loss in accordance with Korean IFRS 1021 ‘The Effects of Changes’ in Foreign Exchange Rates at the time of disposal of a foreign operation or disposal of a portion of its foreign operations in the future.

(21)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the company, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis

In response, the Bank paid taxes in accordance with Korean IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(22)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows.

The prolonged of Coronavirus disease 2019 (“COVID-19”) has a material impact on the global economy including Korea. Financial and economic shocks may have a negative impact in various forms on the financial condition and financial performance of the Bank. However, the Korean government is providing unprecedented supports, such as, loan deferment, to mitigate the negative impact. Despite these various forms of government supports being announced, the negative impact of the global economy from COVID-19 continues.

The Bank determined that the credit risk of loan affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. The Bank will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

Total loans (loan receivables, payment guarantees) that are subject to extension of maturity of loan receivables and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows:

		December 31, 2022	December 31, 2021
Total loans (loan receivables, payment guarantees) that are subject to extension of maturity of loan receivables and interest deferment	Corporate	1,960,524	2,428,496
	Retail	216,487	167,146

	Total	2,177,011	2,595,642

Total loans that changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Corporate	1,777,108	2,125,492
	Retail	169,851	134,920

	Total	1,946,959	2,260,412

The expected credit loss allowances that be additionally recognized	Corporate	312,371	275,057
	Retail	12,643	9,657

	Total	325,014	284,714

In addition, as of December 31, 2022, the Bank applied the overlay in consideration of the potential for insolvency due to market interest rate hikes and the increase in economic uncertainty due to the prolonged of COVID-19 when forecasting the future economy.

As of December 31, 2022 and 2021, the increase in the provision for expected credit loss due to the application of the future economic forecast overlay is as follows. (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Corporate	347,752	48,583
Retail	16,252	6,237
Total	364,004	54,820

(1)	Income taxes

The Bank has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Bank’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Bank’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Bank is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2(7)5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment guarantee and unused commitment.

The Bank has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The measurement of expected credit loss is described in 4. Risk management (1) 3) Measurement of expected credit loss.

(4)	Defined benefit plan

The Bank operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, measurement, assessment, control, monitoring and reporting.

The risk is managed by the Bank’s risk management policy. The Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Bank calculates and manages the appropriate borrowing limits by aggregation, business and industry through managements of aggregation, total exposure and portfolio.

b.	Review organization and role

①	Large enterprise loan credit department

•	Examination, approval and follow-up management of loans to large enterprises (including small and medium enterprises affiliated with major debt affiliates)

•	Examination, approval, and follow-up management of loans to government agencies, public (50% or more of investments and contributions) and other corporations

•	Examination, approval, and follow-up management of overseas branches and local corporations of domestic corporations

•	Examination, approval, and follow-up management of relevant real estate PF (large construction enterprises or non-confirmed)

•	‘General access to the credit management for the group of affiliated enterprises,’ etc. prescribed by the Regulation on Supervision of Banking Business, etc.

②	Small and medium-sized enterprise loan credit department

•	Examination, approval, and follow-up management of loans to small and medium corporations (excluding small and medium enterprises affiliated with major debt affiliates)

•	Examination, approval, and follow-up management of loans to public (Less than 50% of investments and contributions) and other corporations

•	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

•	Examination, approval, and follow-up management of relevant real estate PF (Small- and medium- construction enterprises or non-confirmed)

•	Examination, approval, and follow-up management, etc. of business loans related to housing city fund loans

③	Personal loan credit department

•	Examination, approval, and follow-up management of personal and individual business loans

•	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

④	Corporation workout department

•	General management of enterprises subject to workout, etc.

•	General management of enterprises subject to pre-workout, etc. with the management on the borrower in the course of corporate rehabilitation procedures.

•	Workout activities such as the establishment and implementation of corporate workout plans performed for relevant enterprise.

•	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans for performed for relevant enterprise.

•	Credit examination, approval, setting total exposure limit and follow-up management for relevant enterprise.

•

Examination and execution of loans for sound post-management of rehabilitation bonds such as examination, approval, and follow-up management of overseas branches and local corporations of the relevant enterprise.

⑤	Global IB Review Department

•	Credit examination, approval and follow-up management related to IB Group Investment Banking

•	Credit examination, approval, and follow-up of overseas branches of domestic companies, local subsidiaries, and pure overseas companies

•	Support for related tasks such as credit screening and follow-up management of overseas review centers

•	Establishing and managing Total Exposure limits for affiliated companies

•	Management of approved loans (deferred, asset soundness, portfolio, etc.)

•	Credit limit management designated by the Banking Act for the affiliated companies

c.	Credit screening and follow-up management

①	Objective

•	To maintain appropriate credit ratings and improve asset health

②	Main activities

•	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings

•	Review the appropriateness of asset forward looking criteria and the provision for credit losses

•	Overall analysis of loan portfolio quality

•	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies

•	Review the appropriateness of loan approval and compliance with loan commitments

•	Post-inspection of the operation manager’s discretionary decision for loans

•	Assessing the accuracy of the identification of bad loans and the timeliness of actions taken by the person in charge of the loan

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Bank calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating-based approach.

②	The internal rating-based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risk management system. It enables more accurate measurement and management of credit risk than the standard method.

•

The internal rating-based approach Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default (PD), loss given default (LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Bank.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The evaluation model is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, receipts, etc. of the representative’s subsidiaries and other financial institutions, and Judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

•

General corporate evaluation model: Classified to external audit based on Korean IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2 and personal business based on their total assets, sales volume, accounting standards, external audit determination, loan size and types of business; such as individuals or corporations.

•	Evaluation model of local governments

•	Evaluation model of public institutions

•	Evaluation model of finance institutions: Banks, insurance companies, financial investment, and other financing

•	Evaluation model of overseas companies

•	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

•	Special financial evaluation model: PF, OF, CF, IPRE, HVCRE

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

•

Application Scoring System (ASS): The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information and credit information.

•	Behavior Scoring System (BSS): The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information and credit information.

②	Operation of retail credit scoring model

•	SOHO loan credit scoring model: ASS / BSS scoring model

•	Household loan credit scoring model: ASS / BSS scoring model

③	Retail credit scoring model evaluation system: Presented in number from grade 1 to 10

<Utilization score of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as assets forward looking and provisions for the credit losses

④	Utilizes as an indicator of RAPM and relevant performance measurement

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department (large enterprises, medium enterprises, individuals, etc.) that is independent from the sales department, but the head of the sales department has authority to grant credit ratings to small-scale loans according to the size of the loans. The Bank clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, periodic and regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings.

②	Securing independence of credit risk control operations

The credit risk management department within the risk management group that is independent of the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review and modification. The credit risk management department conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of credit evaluation system, the risk management group model validation team that is independent from the credit evaluation system department conducts validation of credit evaluation system. The model validation team conducts periodic validation to assess the design adequacy of credit evaluation system, to determine whether new BIS satisfies with minimum requirements and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.).

A third-party review is conducted in the head office audit department for the development / implementation of credit risk management department’s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the model validation team.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Risk Management Council and the Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Risk Management Council and the Committee (Board of Directors).

d.	Scope of application of internal rating method

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, banks	October 30, 2008

	Standard method	Subsidiaries, overseas branches, other assets	October 30, 2008

Internal rating method

Large/small and medium-sized enterprise exposure (external audit IFRS, exposure audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, asset-backed exposure (Credit Rating Act)

October 30, 2008 February 13, 2015

Stepwise application		Special financing, financial institutions, non-profit organizations, and public institutions	October 30, 2008

iii)	Measurement of expected credit loss

Korean IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses: Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Lifetime expected credit losses: Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Bank may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Bank assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other.

For financial assets whose contractual cash flows have been modified, the Bank assess whether there is a significant increase in credit risk on the same basis. The Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
30 days or more past due	30 days or more past due
‘Warning’ level in early warning system	Significant decrease in credit rating
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating	Deferment of interest
Deferment of repayment of principal and interest	—
Deferment of interest	—

(*)	The Bank has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step
Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Bank sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Bank concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

The Bank has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Bank is using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate and Consumer price index increase/decrease rate, in order to forecast future economic conditions.

The Bank is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models through regression analysis of corporate retail/year-by-year default rate and macroeconomic indicator data by year

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Forecast of macroeconomic variables

•	Probability weight

As of December 31, 2022, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	52.57	12.52	34.91

•	Economic forecast of each major macroeconomic variables by scenario (prospect period: 2023)

As of December 31, 2022, the forecasts of major macroeconomic variables by scenario is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	1.70	1.89	1.36
Personal consumption expenditures increase/decrease rate	2.70	3.11	1.97
Consumer price index increase/decrease rate	3.60	3.39	3.97

As of December 31, 2022 and 2021, the sensitivity of the provision for expected credit losses due to changes in macroeconomic indicators is as follows (Unit: Korean Won in millions):

			December 31, 2022
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(59,987)
		Decrease by 1% point	68,036
Retail	Consumer price index increase/decrease rate	Increase by 1% point	(24,164)
		Decrease by 1% point	28,042

(*)	The sensitivity of GDP growth to banks’ expected credit loss allowance is not significant.

			December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(68,140)
		Decrease by 1% point	74,495
	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(40,654)
		Decrease by 1% point	43,028
Retail	GDP growth rate	Increase by 1% point	(8,798)
		Decrease by 1% point	9,163
	Consumer price index increase/decrease rate	Increase by 1% point	(29,469)
		Decrease by 1% point	34,352

•

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected in the estimate applied for the current year.

iv)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment.

The maximum exposure to credit risk as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Loans and other financial assets at amortized cost	Korean treasury and government agencies	2,844,619	2,117,925
	Banks	17,739,805	22,834,067
	Corporates	121,194,896	108,329,453
	Consumers	167,006,073	171,996,310

	Sub-total	308,785,393	305,277,755

Financial assets at FVTPL (*1)	Due from banks	34,995	65,072
	Debt securities	2,125,303	394,470
	Loans	19,169	10,623
	Derivative assets	8,183,086	4,806,523

	Sub-total	10,362,553	5,276,688

Financial assets at FVTOCI	Debt securities	30,713,032	36,588,802
Securities at amortized cost	Debt securities	27,304,915	16,820,334
Derivative assets	Derivative assets (designated for hedging)	—	95,086
Off-balance accounts	Guarantees (*2)	11,944,257	14,789,376
	Loan commitments	75,023,259	69,007,874

	Sub-total	86,967,516	83,797,250

	Total	464,133,409	447,855,915

(*1)	Financial instruments available for put are not included.
(*2)	Include 3,714,228 million won and 6,620,037 million won of financial guarantees as of December 31, 2022 and 2021, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2022
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	301,119,133	1,336,016	215,174	714,182	5,400,888	308,785,393
Securities at amortized cost	26,883,967	376,247	16,658	—	28,043	27,304,915
Financial assets at FVTPL	6,246,731	2,210,580	318,323	168,013	1,418,906	10,362,553
Financial assets at FVTOCI	27,780,241	2,075,297	1,719	41,421	814,354	30,713,032
Derivative assets (designated for hedging)	—	—	—	—	—	—
Off-balance accounts	85,547,875	157,517	25,644	16,987	1,219,493	86,967,516
Guarantees	10,938,988	89,468	25,644	16,987	873,170	11,944,257
Loan commitments	74,608,887	68,049	—	—	346,323	75,023,259

Total	447,577,947	6,155,657	577,518	940,603	8,881,684	464,133,409

(*)	Others consist of financial assets in Hong Kong, Germany, Australia, and other countries.

	December 31, 2021
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	297,616,599	1,123,223	212,821	630,557	5,694,555	305,277,755
Securities at amortized cost	16,785,265	—	—	—	35,069	16,820,334
Financial assets at FVTPL	3,148,970	1,188,358	195,048	61,315	682,997	5,276,688
Financial assets at FVTOCI	34,242,038	1,461,532	1,749	23,193	860,290	36,588,802
Derivative assets (designated for hedging)	—	95,086	—	—	—	95,086
Off-balance accounts	82,333,126	167,767	31,116	32,402	1,232,839	83,797,250
Guarantees	13,697,322	111,104	31,116	32,402	917,432	14,789,376
Loan commitments	68,635,804	56,663	—	—	315,407	69,007,874

Total	434,125,998	4,035,966	440,734	747,467	8,505,750	447,855,915

(*)	Others consist of financial assets in Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2022 and 2021 (Unit: Korean Won in millions):

	December 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	71,069,144	35,904,868	25,967,068	3,455,399	164,000,719	8,388,195	308,785,393
Securities at amortized cost	239,141	—	15,957,692	199,924	—	10,908,158	27,304,915
Financial assets at FVTPL	81,836	154,019	7,922,295	5,148	1,167	2,198,088	10,362,553
Financial assets at FVTOCI	344,861	163,823	22,151,984	48,225	—	8,004,139	30,713,032
Off-balance accounts	16,376,336	22,385,528	10,976,271	2,788,217	30,321,298	4,119,866	86,967,516
Guarantees	4,500,381	4,994,311	928,700	750,480	5,801	764,584	11,944,257
Loan commitments	11,875,955	17,391,217	10,047,571	2,037,737	30,315,497	3,355,282	75,023,259

Total	88,111,318	58,608,238	82,975,310	6,496,913	194,323,184	33,618,446	464,133,409

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	63,524,677	34,945,859	29,651,043	2,636,776	168,756,121	5,763,279	305,277,755
Securities at amortized cost	479,291	—	6,918,828	250,607	—	9,171,608	16,820,334
Financial assets at FVTPL	55,390	122,457	4,692,338	2,505	1,836	402,162	5,276,688
Financial assets at FVTOCI	315,545	176,274	29,288,740	131,967	—	6,676,276	36,588,802
Derivative assets (designated for hedging)	—	—	95,086	—	—	—	95,086
Off-balance accounts	16,109,831	20,821,575	12,129,085	3,467,383	27,512,265	3,757,111	83,797,250
Guarantees	5,264,383	5,614,900	2,011,033	1,113,541	5,186	780,333	14,789,376
Loan commitments	10,845,448	15,206,675	10,118,052	2,353,842	27,507,079	2,976,778	69,007,874

Total	80,484,734	56,066,165	82,775,120	6,489,238	196,270,222	25,770,436	447,855,915

②

Details of financial instruments and corporate loans by industry as of December 31, 2022 that may have impact from the spread of the COVID-19 are as follows, and industries that will have impacts are subject to change based on future economy condition. (Unit: Korean Won in millions):

			December 31, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Service business	Distribution business	General retail business	1,157,537	824	6,296	496,830	1,661,487
		General wholesale business	1,801,361	1,659	—	533,368	2,336,388
		Sub-total	2,958,898	2,483	6,296	1,030,198	3,997,875
	Accommodation business		1,434,456	2,228	24,121	161,573	1,622,378
	Travel business		48,655	—	—	16,369	65,024
	Arts, Sports and Leisure service		1,780,739	1,012	—	104,065	1,885,816
	Food business		1,520,098	426	—	179,977	1,700,501
	Transport business		357,940	181	—	248,801	606,922
	Education		425,779	169	—	40,891	466,839
	Others		1,560,457	773	—	301,343	1,862,573

	Sub-total		10,087,022	7,272	30,417	2,083,217	12,207,928
Manufacturing	Textile		2,361,092	767	8,898	1,076,002	3,446,759
	Metal		1,579,004	191	—	1,225,601	2,804,796
	Non-metal		796,671	1,529	7,629	381,014	1,186,843
	Chemical		3,649,189	158	—	3,627,183	7,276,530
	Electronics		1,409,475	58	—	1,202,758	2,612,291
	Others		3,280,434	1,287	11,452	2,530,964	5,824,137

	Sub-total		13,075,865	3,990	27,979	10,043,522	23,151,356

	Total		23,162,887	11,262	58,396	12,126,739	35,359,284

Details of financial instruments and corporate loans by industry as of December 31, 2021 that may have impact from the spread of the COVID-19 are as follows (Unit: Korean Won in millions):

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Service business	Distribution business	General retail business	754,850	274	—	299,064	1,054,188
		General wholesale business	809,893	221	—	237,678	1,047,792
		Sub-total	1,564,743	495	—	536,742	2,101,980
	Accommodation business		1,441,185	625	23,840	181,563	1,647,213
	Travel business		53,302	—	—	12,455	65,757
	Arts, Sports and Leisure service		600,746	503	—	63,660	664,909
	Food business		1,279,128	216	—	179,799	1,459,143
	Transport business		404,120	77	—	167,883	572,080
	Others		1,050,229	599	—	191,837	1,242,665

	Sub-total		6,393,453	2,515	23,840	1,333,939	7,753,7475
Manufacturing	Textile		2,626,493	724	10,718	1,012,989	3,650,924
	Metal		199,877	10	—	9,704	209,591
	Non-metal		148,471	24	—	48,171	196,666
	Chemical		904,563	1,994	—	689,895	1,596,452
	Electronics		103,510	31	—	33,389	136,930
	Others		191,865	—	—	87,587	279,452

	Sub-total		4,174,779	2,783	10,718	1,881,735	6,070,015

	Total		10,568,232	5,298	34,558	3,215,674	13,823,762

v)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

	December 31, 2022
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	270,835,933	16,395,570	12,143,706	10,144,106	829,462	310,348,777	(1,563,384)	308,785,393
Korean treasury and government agencies	2,845,885	—	—	—	—	2,845,885	(1,266)	2,844,619
Banks	17,752,769	—	—	—	—	17,752,769	(12,964)	17,739,805
Corporates	103,845,270	11,872,092	2,225,460	4,005,826	468,547	122,417,195	(1,222,299)	121,194,896
General business	68,568,649	6,929,965	1,644,253	2,966,336	369,492	80,478,695	(915,531)	79,563,164
Small and medium-sized enterprise	26,520,622	4,864,164	560,084	1,002,319	84,055	33,031,244	(254,460)	32,776,784
Project financing and others	8,755,999	77,963	21,123	37,171	15,000	8,907,256	(52,308)	8,854,948
Consumers	146,392,009	4,523,478	9,918,246	6,138,280	360,915	167,332,928	(326,855)	167,006,073
Securities at amortized cost	27,313,079	—	—	—	—	27,313,079	(8,164)	27,304,915
Financial assets at FVTOCI (*3)	30,637,545	75,487	—	—	—	30,713,032	(9,927)	30,713,032

Total	328,786,557	16,471,057	12,143,706	10,144,106	829,462	368,374,888	(1,581,475)	366,803,340

	December 31, 2022
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	205,205,893	19,016,679	480,413	224,702,985
Korean treasury and government agencies	24,276	—	—	24,276
Banks	1,858,588	—	—	1,858,588
Corporates	75,957,277	4,720,094	236,065	80,913,436
General business	44,447,616	3,389,896	154,617	47,992,129
Small- and medium-sized enterprise	27,362,578	1,330,198	66,448	28,759,224
Project financing and others	4,147,083	—	15,000	4,162,083
Consumers	127,365,752	14,296,585	244,348	141,906,685
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	205,205,893	19,016,679	480,413	224,702,985

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI were disclosed as the amount before deducting allowance for credit losses as it does not reduce the carrying amount.

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	268,982,181	15,700,280	12,123,584	8,904,466	800,944	365,511,455	(1,233,700)	305,277,755
Korean treasury and government agencies	2,121,642	—	9	—	—	2,121,651	(3,726)	2,117,925
Banks	22,803,499	11,855	31,571	—	—	22,846,925	(12,858)	22,834,067
Corporates	91,922,604	11,019,284	2,305,030	3,495,996	501,862	109,244,776	(915,323)	108,329,453
General business	60,719,777	6,422,834	1,674,513	2,438,479	367,118	71,622,721	(694,291)	70,928,430
Small and medium-sized enterprise	26,346,863	4,508,011	609,100	1,044,184	84,744	32,592,902	(198,413)	32,394,489
Project financing and others	4,855,964	88,439	21,417	13,333	50,000	5,029,153	(22,619)	5,006,534
Consumers	152,134,436	4,669,141	9,786,974	5,408,470	299,082	172,298,103	(301,793)	171,996,310
Securities at amortized cost	16,825,515	—	—	—	—	16,825,515	(5,181)	16,820,334
Financial assets at FVTOCI (*3)	36,485,153	103,649	—	—	—	36,588,802	(11,552)	36,588,802

Total	322,292,849	15,803,929	12,123,584	8,904,466	800,944	359,925,772	(1,250,433)	358,686,891

	December 31, 2021
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	199,423,888	17,742,942	525,947	217,692,777
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	68,346,516	4,523,568	332,565	73,202,649
General business	39,068,853	3,088,396	209,788	42,367,037
Small- and medium-sized enterprise	26,797,793	1,435,172	72,777	28,305,742
Project financing and others	2,479,870	—	50,000	2,529,870
Consumers	129,769,638	13,219,374	193,382	143,182,394
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	199,423,888	17,742,942	525,947	217,692,777

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI were disclosed as the amount before deducting allowance for credit losses as it does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments on December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

	December 31, 2022
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,232,503	428,307	25,826	244,389	13,232	11,944,257
Loan commitments	71,245,113	1,855,067	1,485,749	437,330	—	75,023,259

Total	82,477,616	2,283,374	1,511,575	681,719	13,232	86,967,516

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	13,923,574	497,455	47,549	253,754	67,044	14,789,376
Loan commitments	64,868,681	1,961,382	1,710,952	466,859	—	69,007,874

Total	78,792,255	2,458,837	1,758,501	720,613	67,044	83,797,250

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

For the year ended December 31, 2022, there have been no significant decreases in the value of collateral or other credit enhancements held by the Bank or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank.

vii)

Among the financial assets that have measured loan-loss allowance in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows for the years end December 31, 2022 and 2021 are 86,747 million Won and 145,594 million Won, respectively, with net losses recognized along with the changes 4,539 million Won and 11,734 million Won, respectively.

viii)

The Bank determines which loan is subject to write-off in accordance with internal guidelines, and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Bank may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

As the Bank manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2022 and 2021 is 8,071,686 million Won and 8,259,789 million Won, respectively. In addition, the contractual uncollected amount of financial assets written off during the year ended December 31, 2022, but still in the process of recovery is 210,731 million Won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level and evaluating the appropriateness of the level of accepted market risks.

i)	Market risk management for trading activities

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and managing internal risk. The Value at Risk (VaR) methodology is used to manage and measure market risk. The Bank also uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1-day retention period. In addition, the Bank performs a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

In addition, for crisis management, the Bank performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

Each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit discriminated by managerial unit (group, department, team, risk element, etc.), and as for minor operating units, the limits are decided by position operating department up to given limit. Limit compliance is independently monitored by risk general department and periodically reported to risk management committee and risk management council.

The minimum, maximum and average VaR for the years ended December 31, 2022 and 2021, respectively, and the VaR as of December 31, 2022 and 2021, respectively, are as follows (Unit: Korean Won in millions):

	December 31, 2022	For the year ended December 31, 2022			December 31, 2021	For the year ended December 31, 2021
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	11,800	8,847	11,987	4,298	4,177	4,681	14,017	2,405
Stock price	7,055	6,590	12,448	1,806	2,972	3,637	6,676	1,609
Foreign currencies	17,608	14,002	22,251	5,421	5,904	6,745	13,144	4,747
Diversification	(17,354)	(12,725)	(19,640)	(4,201)	(6,072)	(7,300)	(20,007)	(3,628)

Total VaR (*)	19,109	16,714	27,046	7,324	6,981	7,763	13,830	5,133

(*)	VaR (Value at Risk): Retention period of 1-day, Maximum expected losses under 99% level of confidence.

ii)	Market risk management for non-trading activities

For non-trading sectors of the Bank, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through ALM (Asset Liability Management) system, and then, interest rate risks are managed and measured by various analysis methods such as calculating ΔNII (change in Net Interest Income) and ΔEVE(change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset.

ΔNII represents a change in net interest income that may occur over a certain period (e.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

Applying six scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the above six scenarios, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, applying two scenarios(parallel increase and decrease), Based on the two scenarios (parallel increase and decrease) likewise, the maximum is calculated as the final ΔNII.

For assets and liabilities as of December 31, 2022 and 2021, ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2022		December 31, 2021
ΔEVE(*1)	ΔNII(*2)	ΔEVE(*1)	ΔNII(*2)
738,286	530,012	960,483	219,020

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Bank measures and manages the risks resulting from interest rate fluctuations caused by discrepancies in maturity and interest rate conditions between assets and liabilities. The principal and interest cash flow based on the date of interest rate revision on the interest-bearing assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	199,942,985	51,934,888	11,026,652	11,890,492	41,400,643	4,583,710	320,779,370
Financial assets at FVTPL	945,818	27	27	27	8,838	13,024	967,761
Financial assets at FVTOCI	5,583,261	4,148,985	2,940,127	3,444,808	14,884,352	440,420	31,441,953
Securities at amortized cost	1,961,824	1,806,385	1,768,909	1,422,483	19,984,921	2,071,121	29,015,643

Total	208,433,888	57,890,285	15,735,715	16,757,810	76,278,754	7,108,275	382,204,727

Liability:
Deposits due to customers	160,801,391	46,026,360	31,969,417	36,629,464	52,299,065	69,355	327,795,052
Borrowings	14,880,726	1,985,094	858,340	644,078	3,190,285	472,325	22,030,848
Debentures	7,511,274	3,066,434	2,307,509	3,114,290	7,578,811	2,349,306	25,927,624

Total	183,193,391	51,077,888	35,135,266	40,387,832	63,068,161	2,890,986	375,753,524

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	184,162,435	54,414,662	11,577,961	10,242,241	45,594,236	4,088,871	310,080,406
Financial assets at FVTPL	1,187,567	529	27	27	431	13,131	1,201,712
Financial assets at FVTOCI	4,889,202	4,663,051	3,856,224	4,099,060	19,358,879	476,674	37,343,090
Securities at amortized cost	1,093,760	846,353	806,783	949,304	11,948,483	2,104,748	17,749,431

Total	191,332,964	59,924,595	16,240,995	15,290,632	76,902,029	6,683,424	366,374,639

Liability:
Deposits due to customers	140,425,403	44,354,075	31,940,128	26,590,613	59,414,257	58,351	302,782,827
Borrowings	9,494,457	2,358,241	1,306,923	1,035,441	3,404,795	428,660	18,028,517
Debentures	6,819,495	1,733,375	2,273,774	1,809,130	12,550,020	2,128,570	27,314,364

Total	156,739,355	48,445,691	35,520,825	29,435,184	75,369,072	2,615,581	348,125,708

iii)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2022 and 2021 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2022
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,506	10,779,242	63,948	609,540	655	118,793	258	348,114	353,539	12,209,228
	Loans and other financial assets at amortized cost	16,316	20,677,702	117,289	1,117,976	3,748	680,124	2,213	2,990,367	2,204,263	27,670,432
	Financial assets at FVTPL	932	1,179,711	26,769	255,155	—	—	357	481,910	309,712	2,226,488
	Financial assets at FVTOCI	2,936	3,721,126	—	—	—	—	—	—	490,831	4,211,957
	Securities at amortized cost	523	663,239	—	—	—	—	—	—	44,711	707,951

	Total	29,213	37,021,020	208,006	1,982,671	4,403	798,917	2,828	3,820,391	3,403,056	47,026,056

Liability	Financial liabilities at FVTPL	415	526,553	26,766	255,128	—	—	322	434,590	274,784	1,491,055
	Deposits due to customers	19,405	24,591,418	225,852	2,152,779	2,829	513,352	2,023	2,733,555	1,910,280	31,901,384
	Borrowings	7,372	9,342,174	41,765	398,093	57	10,411	746	1,008,658	330,911	11,090,247
	Debentures	3,524	4,465,501	—	—	—	—	—	—	339,188	4,804,690
	Other financial liabilities	2,898	3,672,685	8,196	78,121	2,940	533,398	377	509,563	129,766	4,923,532

	Total	33,614	42,598,331	302,579	2,884,121	5,826	1,057,161	3,468	4,686,366	2,984,929	54,210,908

Off-balance accounts		6,456	8,181,942	34,512	328,964	1,141	207,012	592	800,493	567,970	10,086,381

		December 31, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,358	6,351,352	42,820	441,145	264	49,103	69	92,680	98,736	7,033,016
	Loans and other financial assets at amortized cost	19,119	22,666,137	137,215	1,413,647	2,761	514,325	2,104	2,823,666	2,541,898	29,959,673
	Financial assets at FVTPL	416	492,910	17,283	178,059	—	—	326	437,045	167,535	1,275,549
	Financial assets at FVTOCI	2,748	3,257,702	—	—	—	—	—	—	503,830	3,761,532
	Securities at amortized cost	214	253,353	—	—	—	—	—	—	35,069	288,422

	Total	27,855	33,021,454	197,318	2,032,851	3,025	563,428	2,499	3,353,391	3,347,068	42,318,192

Liability	Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
	Deposits due to customers	15,597	18,490,494	219,464	2,261,004	4,279	797,025	1,634	2,192,785	1,887,301	25,628,609
	Borrowings	5,793	6,867,469	28,701	295,693	63	11,702	407	546,357	206,303	7,927,524
	Debentures	2,716	3,220,380	—	—	—	—	—	—	341,621	3,562,001
	Other financial liabilities	2,494	2,956,116	10,170	104,776	860	160,137	333	446,954	115,201	3,783,184

	Total	26,874	31,858,879	274,719	2,830,271	5,202	968,864	2,613	3,507,450	2,753,949	41,919,413

Off-balance accounts		6,814	8,094,074	32,749	337,397	998	185,825	589	791,745	686,362	10,095,403

iv)	Interest rate indicator reform risk management

The Bank closely monitors the outputs and markets of various industrial working groups that manage the transition to new interest rate benchmarks, including announcements by LIBOR regulators.

A fundamental shift in interest rate benchmarks (“Interest Rate Benchmark Reform”) is taking place globally, and some interbank offered rates (“IBORs”) are being replaced by new risk-free rates. In particular, in the case of LIBOR, except for USD LIBOR for overnight rate, 1 month, 3 months, 6 months, and 12 months, most of the LIBOR settings were ceased as of December 31, 2021, and the aforementioned remaining 5 USD LIBOR settings will also be ceased as of June 30, 2023.

The Bank has established a LIBOR-related response plan consisting of business flows such as risk management, accounting, taxation, law, computerization and customer management. The purpose of the plan is to identify the impacts and risks associated with Interest Rate Benchmark Reform within the business, and to prepare and implement an action plan to ensure a smooth transition to alternative benchmark rates. The bank aims to close the response plan in accordance with the regulatory authority’s response guidelines.

Details of financial instruments that have not been completed the conversion to alternative benchmark rates as of December 31, 2022 are as follows. Non-derivative financial instruments are presented at the carrying amount, while the derivative financial instruments are presented at the nominal amount (Unit: Korean Won in millions):

	December 31, 2022
	USD (*1)
	Total amount (*2)	Amount with appropriate fallback clause
Non-derivative financial assets
Financial assets at FVTOCI	514,787	355,099
Financial assets at amortized cost	3,686,921	2,813,429

Sub-total	4,201,708	3,168,528

Non-derivative financial liabilities	89,326	89,326
Financial liabilities at amortized cost
Derivatives
Interest rate related (for trading)	26,210,037	26,208,438
Currency related (for trading)	33,886,969	33,598,769
Interest rate related (for hedging)	2,344,505	2,344,505

Sub-total	62,441,511	62,151,712

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 months rates) that will be expired before December 31, 2023 are excluded.
(*2)	For contracts that do not have interest rate alternative clauses, the Bank is in the process of negotiating to add interest rate alternative clauses.

The KRW CD rates are planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long term, but when the CD rates will be ceased or the policy response directions to activate alternative rates are not clearly determined yet.

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and also off-balance sheet account that can generate cash-flow are subject to the liquidity risk management.

i)	Liquidity risk management

a)	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within one month) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio (LCR) and quarterly Net Stable Funding Ratio (NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b)	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Bank manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Bank established and manages the target ratio of bias management for specific funding sources that are highly likely to leave. The Bank also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Fund Department, each business group, etc.) can identify liquidity risk management indicators and status.

c)	Establishment and implementation of Contingency plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Bank has strengthened monitoring related to foreign currency liquidity by operating a foreign currency liquidity plan separately from January 2012.

-	Inspection items related to liquidity risk on the Contingency Plan checklist
∎	The amount of Won/foreign currency funds and shortages
∎	Liquidity coverage ratio (monthly average balance, daily balance)
∎	The amount of deposits and withdrawals (saving deposit in Korean Won, depository)
∎	Overdraft limit exhaustion rate
∎	Percentage of reduction in the balance of deferred receipts
∎	Percentage of fund bias by subject and period
∎	Won and foreign currency funding spread

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	—	35,161
Deposits due to customers	220,952,911	36,259,683	22,653,569	37,809,628	11,559,373	414,690	329,649,854
Borrowings	8,568,831	4,504,135	2,410,790	2,551,020	3,696,653	472,236	22,203,665
Debentures	4,790,601	5,002,086	2,885,404	3,366,882	7,578,811	2,349,306	25,973,090
Lease liabilities	56,985	26,583	24,553	19,357	80,963	4,722	213,163
Other financial liabilities	13,040,233	—	—	—	—	3,008,174	16,048,407

Total	247,444,722	45,792,487	27,974,316	43,746,887	22,915,800	6,249,128	394,123,340

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	—	—	—	—	—	100,976
Deposits due to customers	218,079,767	31,250,252	18,974,338	28,310,012	6,426,172	404,877	303,445,418
Borrowings	6,980,210	3,042,250	1,998,065	1,981,900	3,604,589	428,651	18,035,665
Debentures	1,516,215	3,137,770	4,064,603	3,955,252	12,550,020	2,128,570	27,352,430
Lease liabilities	32,684	25,711	22,443	17,539	87,945	8,618	194,940
Other financial liabilities	16,423,738	—	—	—	—	1,977,620	18,401,358

Total	243,133,590	37,455,983	25,059,449	34,264,703	22,668,726	4,948,336	367,530,787

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	—	35,161
Deposits due to customers	233,977,351	40,346,664	22,690,260	24,715,785	6,759,985	37,263	328,527,308
Borrowings	8,568,831	4,504,135	2,410,790	2,551,020	3,696,653	472,236	22,203,665
Debentures	4,790,601	5,002,086	2,885,404	3,366,882	7,578,811	2,349,306	25,973,090
Lease liabilities	57,050	26,589	24,794	19,658	86,944	10,300	225,335
Other financial liabilities	13,040,233	—	—	—	—	3,008,174	16,048,407

Total	260,469,227	49,879,474	28,011,248	30,653,345	18,122,393	5,877,279	393,012,966

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	—	—	—	—	—	100,976
Deposits due to customers	223,852,559	32,251,737	18,667,346	23,767,727	4,643,287	23,656	303,206,312
Borrowings	6,980,210	3,042,250	1,998,065	1,981,900	3,604,589	428,651	18,035,665
Debentures	1,516,215	3,137,770	4,064,603	3,955,252	12,550,020	2,128,570	27,352,430
Lease liabilities	32,684	25,730	22,510	17,694	93,854	12,157	204,629
Other financial liabilities	16,423,738	—	—	—	—	1,977,620	18,401,358

Total	248,906,382	38,457,487	24,752,524	29,722,573	20,891,750	4,570,654	367,301,370

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Bank holds such financial instruments with the purpose of disposing or redeeming them before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flows from derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2022	Fair value hedge	25,048	16,175	31,974	18,540	118,027	(3,615)	206,149
	Trading	8,966,944	—	—	—	—	—	8,966,944
December 31, 2021	Fair value hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading	4,592,114	—	—	—	—	—	4,592,114

iv)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Bank has promised a credit to the customers. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, other credit facilities and commitments, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Guarantees	11,944,257	14,789,376
Loan commitments	75,023,259	69,007,874
Other	7,096,344	5,569,764

(4)	Operational risk

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource, and system, and/or external factors.

i)	Operational risk management

The Bank has been running the operational risk management system under Basel II for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions starting December 2005.

In addition, based on the objectivity of the overall operation risk management system through self-compliance validation and independent third-party inspection, the Bank obtained the approval of the Financial Supervisory Service for the use of Advanced Measurement Approaches (“AMA”) in June 2009 and has applied the method since June 30, 2009.

In July 2016, the operation risk capital calculation and operation risk management were elaborated through the advancement project of operation risk management, and a joint project has been being performed with Woori Financial Group since January 2020 for compliance with the new Basel III global regulation, which will be implemented from 2023. The Bank has newly opened and is operating an operating risk management system upgraded on March 2, 2022.

a)	Strategy and procedures for operation risk management

The Bank carries out operational risk management according to eight management implementation systems: Risk Self-Assessment (RSA), Key Risk Indicators (KRI), early warning system, loss case management, risk capital measurement, monitoring and reporting, cultural diffusion, and countermeasures. Operational risk management follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

b)	Operational Risk Management Organization, Structure and Function

The Bank has 3 lines of defense for operational risk management.

-

First line of defense: Self-operation risk management of unit business units (person in charge of business affairs, person in charge of risk management at each branch, head of each branch, and head of the group)

-

Second line of defense: Proactive operation risk management of the operational risk management organization (Risk General Division, Risk Management Group, Risk Management Council, Risk Management Committee) and validate the adequacy of model validation team (Risk management group)

-	Third line of defense: Independent third-party inspection of the audit department (audit department, head office audit department, standing auditor, audit committee)

c)	Status of Operational Risk Reporting System and Measurement System

The Bank has been performing operation risk capital calculation, monitoring, and reporting based on RSA/KRI/loss/response management, cultural diffusion, scenario evaluation, and advanced measurement methods through the operation risk management system established since December 2005.

d)	Policies for reducing or hedging operational risks

In order to effectively control risks and establish mitigation policies, the Bank establishes policies for modifying operational risk profiles, selecting policies for acceptance levels, and establishing policies for performance management. In addition, the Bank carries out activities for strengthening control of each module (RSA, KRI, loss) and process improvement based on the relevant criteria and utilizes them for risk identification and control mitigation activities through analysis of the collected loss data.

e)	Persistent operational risk monitoring strategies and procedures

The Bank conducts monitoring of the progress of the response measures established for controlling and reducing operational risks to review the appropriateness and make remediation if necessary. In addition, the results are used for management activities of operational risks such as adding or modifying RSA/KRI/control activities.

f)	Method of evaluating capital adequacy of operational risks

The Bank evaluates capital adequacy by comparing operational risk capital requirements with BIS-based equity capital and utilizes the evaluation results for daily management and decision-making, such as limit management and performance evaluation.

ii)	Management methods by assessment and measurement methods

a)	Means of management

Risk Self Assessment (RSA): Risk assessment (RSA) is a series of risk management activities that identify and evaluate important operational risks and control activities for them and remove or improve risks through countermeasures. This is done for all bank branches.

Key Risk Indicatory (KRI): Key Risk Indicator (KRI) is used to identify and monitor risks and to observe trends in operational risks.

Loss data: The Bank establishes a system for collecting and managing internal loss data by operational risk management system. In addition, the bank receives the Korea Operational Risk Data Exchange Committee (KOREC) as external loss data and use it for scenario evaluation and risk identification.

Scenario Analysis: Because of the nature of the operational risk, it is difficult to apply statistical methods due to the lack of accumulated loss data, so the Bank predicts the potential losses and the number of annual occurrences of future operational risk losses based on various information such as internal data, external data, and opinions of experts in each department store.

Business Continuity Plan (BCP): The Bank establishes BCP plans that are divided into organization, risk assessment, business impact analysis, alternative business sites, and mock training so that banks can recover/re-open key business sectors in response to business disruptions caused by disasters and disasters.

b)	Measurement Method

The Bank measures the capital volume of the operation risk by applying the advanced measurement method and the subsidiary based on the consolidated basis applies the basic index method.

Advanced measurement method draws the total annual loss distribution through integrated loss distribution method combining loss data and scenarios, and calculates the value equivalent to 99.9 percent per centile as operational risk capital.

Based on Basel II standards, the Bank sets the 9X7 matrix as an operational risk capital measurement unit by adding the ‘support’ area corresponding to the common business of the bank, and calculates all four basic elements (internal data, external data, scenarios, business environment, and internal control factors) of the measurement of operational risk capital.

The Bank does not use insurance to reduce operational risk capital.

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

According to the above regulations, the Bank is required to meet the following minimum requirements: Common Equity Tier 1 capital ratio of 8.00%, a Tier 1 capital ratio of 9.50% and a minimum total capital ratio of 11.50% as of December 31, 2022 and 2021, respectively.

Details of the Bank’s capital adequacy ratio as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022 (*)	December 31, 2021
Risk-weighted assets for credit risk	145,358,395	139,182,195
Risk-weighted assets for market risk	8,416,430	5,297,820
Risk-weighted assets for operational risk	13,657,389	12,795,750

Total risk-weighted assets	167,432,214	157,275,765

Common Equity Tier 1 capital	21,236,314	20,371,283
Other Tier 1 capital	1,652,687	2,031,988
Tier 2 capital	3,230,135	3,069,763

Total risk-adjusted capital	26,119,136	25,473,034

Total capital ratio	15.60%	16.20%

Common Equity Tier 1 ratio	12.68%	12.95%

Tier 1 capital ratio	13.67%	14.24%

(*)	Tier 1 capital ratio as of December 31, 2022 is the estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income (expense	3,330,962	3,553,264	(175,020)	46,311	(950,618)	5,804,899	809,167	6,614,066
Interest income	4,401,332	5,139,910	221,413	27,759	1,211,966	11,002,380	511,301	11,513,681
Interest expense	(1,292,534)	(3,107,959)	(48)	72	(797,012)	(5,197,481)	297,866	(4,899,615)
Inter-segment	222,164	1,521,313	(396,385)	18,480	(1,365,572)	—	—	—
Net non-interest income (expense)	490,833	597,254	349,600	72,872	(65,529)	1,445,030	(766,702)	678,328
Non-interest income	443,632	637,055	487,778	23,384,730	696,559	25,649,754	(24,090,876)	1,558,878
Non-interest expense	(23,240)	(114,647)	(138,178)	(23,311,858)	(616,801)	(24,204,724)	23,324,174	(880,550)
Inter-segment	70,441	74,846	—	—	(145,287)	—	—	—
Other income (expense)	(1,883,582)	(1,408,313)	(68,220)	(26,492)	(506,569)	(3,893,176)	(42,465)	(3,935,641)
Administrative expense	(1,848,880)	(1,047,214)	(33,256)	(24,908)	(590,772)	(3,545,030)	—	(3,545,030)
Reversal of (provision for) allowance for credit loss	(34,702)	(361,099)	(34,964)	(1,584)	84,203	(348,146)	(42,465)	(390,611)

Operating income	1,938,213	2,742,205	106,360	92,691	(1,522,716)	3,356,753	—	3,356,753

Non-operating income (expense)	(13,008)	42	38,208	455	24,586	50,283	—	50,283
Other non-operating income (expense)	(13,008)	42	38,208	455	24,586	50,283	—	50,283
Net income before income tax expense	1,925,205	2,742,247	144,568	93,146	(1,498,130)	3,407,036	—	3,407,036
Income tax expense	(529,431)	(745,082)	(39,756)	(25,615)	480,255	(859,629)	—	(859,629)

Net income	1,395,774	1,997,165	104,812	67,531	(1,017,875)	2,547,407	—	2,547,407

(*)	Adjustments were made for the presentation of profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2021
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income (expense)	1,988,570	2,139,044	(18,492)	44,747	433,255	4,587,124	760,325	5,347,449
Interest income	3,352,218	2,998,745	129,461	1,898	702,470	7,184,792	388,647	7,573,439
Interest expense	(698,079)	(1,436,147)	—	—	(463,442)	(2,597,668)	371,678	(2,225,990)
Inter-segment	(665,569)	576,446	(147,953)	42,849	194,227	—	—	—
Net non-interest income (expense)	511,052	617,674	355,270	80,264	54,357	1,618,617	(703,137)	915,480
Non-interest income	454,157	653,424	472,542	14,166,144	(65,286)	15,680,981	(13,983,824)	1,697,157
Non-interest expense	(25,735)	(102,379)	(117,272)	(14,085,880)	268,902	(14,062,364)	13,280,687	(781,677)
Inter-segment	82,630	66,629	—	—	(149,259)	—	—	—
Other income (expense)	(1,837,386)	(1,122,785)	(30,901)	(19,416)	(373,988)	(3,384,476)	(57,188)	(3,441,664)
Administrative expense	(1,767,149)	(999,022)	(27,552)	(22,177)	(482,250)	(3,298,150)	—	(3,298,150)
Reversal of (provision for) allowance for credit loss	(70,237)	(123,763)	(3,349)	2,761	108,262	(86,326)	(57,188)	(143,514)

Operating income	662,236	1,633,933	305,877	105,595	113,624	2,821,265	—	2,821,265

Non-operating income (expense)	(15,525)	(1,411)	55,253	—	18,320	56,637	—	56,637
Equity method income (expense)	—	—	(796)	—	47,686	46,890	—	46,890
Other non-operating income (expense)	(15,525)	(1,411)	56,049	—	(29,366)	9,747	—	9,747
Net income before income tax expense	646,711	1,632,522	361,130	105,595	131,944	2,877,902	—	2,877,902
Income tax expense	(177,846)	(445,682)	(99,311)	(29,039)	26,325	(725,553)	—	(725,553)

Net income	468,865	1,186,840	261,819	76,556	158,269	2,152,349	—	2,152,349

(*)	Adjustments were made for the presentation of profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information on products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2022 and 2021 amounted to 12,371,813 million Won and 8,933,717 million Won, respectively, and revenue from the foreign customers amounted to 700,746 million Won and 336,879 million Won, respectively. Among the Bank’s non-current assets (investments in associates, investment properties, premises, equipment and intangible assets, etc.), non-current assets attributed to domestic subsidiaries as of December 31, 2022 and 2021 are 6,967,577 million Won and 7,044,127 million Won, respectively, and foreign subsidiaries are 27,501 million Won and 31,937 million Won, respectively.

(4)	Information about major customers

The Bank does not have any single customer that generates 10% or more of the Bank’s total revenue for the years ended December 31, 2022 and 2021, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Cash	1,770,695	1,741,702
Foreign currencies	544,142	424,915
Demand deposits	28,181,410	16,208,919
Time deposits	17,014	22,525

Total	30,513,261	18,398,061

(2)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,527,445	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,206,791	Reserve deposits under the BOK Act and others

Total		22,734,236

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	9,619,055	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	3,282,955	Reserve deposits under the BOK Act and others

Total		12,902,010

(3)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	(465,936)	(141,527)
Changes in account payable related to disposal of financial assets at FVTOCI	—	2,640
Changes in financial assets at FVTOCI due to Debt-equity swap	56,724	79
Changes in other comprehensive income of foreign operation translation	789	16,166
Changes in other comprehensive income of hedges of a Net Investment in a Foreign Operation	5,174	—
Reclassify premises and equipment to investment property	19,190	9,937
Reclassify premises and equipment to assets held for sale	13,109	12,852
Increase in the right-of-use assets and lease liabilities	134,818	85,390
Changes in intangible assets related to accounts payable	7,382	5,678
Reclassify in investment in subsidiaries and associate to financial assets at FVTPL	—	615

(4)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	January 1, 2022	Cash flow	Not involving cash inflows and outflows			December 31, 2022
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	17,879,734	3,218,598	619,432	—	(62)	21,717,702
Debentures	26,474,283	(1,835,231)	240,460	(257,910)	13,825	24,635,427
Lease liabilities	195,574	(134,562)	947	—	118,713	180,672
Rental deposit	56,621	453	—	—	—	57,074

Total	44,606,212	1,249,258	860,839	(257,910)	132,476	46,590,875

	For the year ended December 31, 2021
	January 1, 2021	Cash flow	Not involving cash inflows and outflows			December 31, 2021
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	16,280,035	1,059,271	540,497	—	(69)	17,879,734
Debentures	21,862,761	4,387,427	316,457	(104,306)	11,944	26,474,283
Lease liabilities (*)	277,480	(133,481)	1,628	—	49,947	195,574
Rental deposit	53,036	3,585	—	—	—	56,621

Total	38,473,312	5,316,802	858,582	(104,306)	61,822	44,606,212

7.	FINANCIAL ASSETS AT FVTPL

Details of Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Due from banks:
Gold banking assets	34,995	65,072
Securities:
Debt securities	2,125,303	394,470
Equity securities	265,547	253,474
Capital contributions	1,418,022	919,447
Beneficiary certificates	6,673,599	5,552,112
Others	142,335	94,673

Sub-total	10,624,806	7,214,176

Loans	19,169	10,623
Derivatives assets	8,183,086	4,806,523
Others	41,680	—

Total	18,903,736	12,096,394

Financial assets designated at FVTPL upon initial recognition is nil as of December 31, 2022 and 2021

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Debt securities:
Korean treasury and government agencies	5,487,523	4,727,615
Financial institutions	16,870,619	22,909,615
Corporates	4,044,446	5,091,035
Bonds denominated in foreign currencies	3,907,789	3,683,772
Mortgage-backed debt securities	304,628	78,230
Securities loaned	98,027	98,535
Sub-total	30,713,032	36,588,802

Equity securities	808,707	842,335

Total	31,521,739	37,431,137

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2022	December 31, 2021
Investment for strategic business partnership purpose	652,838	647,669
Debt-equity swap	155,869	194,666

Total	808,707	842,335

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

i)	Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,552)	—	—	(11,552)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	869	—	—	869
Disposal	714	—	—	714
Others (*)	42	—	—	42

Ending balance	(9,927)	—	—	(9,927)

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,856)	—	—	(8,856)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(5,064)	—	—	(5,064)
Disposal	2,371	—	—	2,371
Others (*)	(3)	—	—	(3)

Ending balance	(11,552)	—	—	(11,552)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,588,802	—	—	36,588,802
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	14,892,378	—	—	14,892,378
Disposal	(20,440,560)	—	—	(20,440,560)
Gain on fair value valuation	(632,925)	—	—	(632,925)
Amortization on the effective interest method	51,069	—	—	51,069
Others (*)	254,268	—	—	254,268

Ending balance	30,713,032	—	—	30,713,032

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	27,823,475	—	—	27,823,475
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	27,926,016	—	—	27,926,016
Disposal / Redemption	(19,217,104)	—	—	(19,217,104)
Gain on fair value valuation	(203,829)	—	—	(203,829)
Amortization on the effective interest method	211	—	—	211
Others (*)	260,033	—	—	260,033

Ending balance	36,588,802	—	—	36,588,802

(*)	Others consist of foreign currencies translation, etc.

(4)

During the years ended December 31, 2022 and 2021, the Bank sold equity securities designated as financial assets at FVTOCI in accordance with disposal resolution by the creditors. The fair value at the disposal date is 3,567 million Won respectively, and 138,511 million Won and cumulative loss on disposal amounts to 14,444 million Won for the year ended December 31, 2022 and loss on disposal amounts to 3,062 million Won for the year ended December 31, 2021.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Korean treasury and government agencies	8,983,600	8,882,500
Financial institutions	10,283,631	1,835,947
Corporates	6,237,547	5,818,646
Bond denominated in foreign currencies	707,951	288,422
Mortgage-backed debt securities	1,100,351	—
Allowance for credit losses	(8,165)	(5,181)

Total	27,304,915	16,820,334

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

i)	Loss allowance

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,181)	—	—	(5,181)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	(2,981)	—	—	(2,981)
Others(*)	(3)	—	—	(3)

Ending balance	(8,165)	—	—	(8,165)

(*)	Others consist of foreign currencies translation, etc

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,544)	—	—	(4,544)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(631)	—	—	(631)
Others(*)	(6)	—	—	(6)

Ending balance	(5,181)	—	—	(5,181)

(*)	Others consist of foreign currencies translation, etc

ii)	Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,825,515	—	—	16,825,515
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	14,025,148	—	—	14,025,148
Disposal / Redemption	(3,641,985)	—	—	(3,641,985)
Amortization on the effective interest method	79,381	—	—	79,381
Others (*)	25,021	—	—	25,021

Ending balance	27,313,080	—	—	27,313,080

(*) Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,857,626	—	—	16,857,626
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,723,913	—	—	5,723,913
Disposal / Redemption	(5,797,037)	—	—	(5,797,037)
Amortization on the effective interest method	14,142	—	—	14,142
Others (*)	26,871	—	—	26,871

Ending balance	16,825,515	—	—	16,825,515

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Due from banks	1,585,268	1,811,992
Loans	299,311,317	295,342,610
Other financial assets	7,888,808	8,123,153

Total	308,785,393	305,277,755

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	160,000	600,000
Others	137,784	25,588
Allowance for credit losses	(115)	(2,450)

Sub-total	297,669	623,138

Due from banks in foreign currencies:
Due from banks on demand	30,554	28,720
Due from banks on time	38,127	41,210
Others	1,219,956	1,120,825
Allowance for credit losses	(1,038)	(1,901)

Sub-total	1,287,599	1,188,854

Total	1,585,268	1,811,992

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	160,000	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	137,782	Central counterparty KRW margin and others

Sub-total		297,782

Due from banks in foreign currencies:
Due from banks on demand	Reserve Bank of India and others	28,951	Local capital requirements regulation
Others	Korea Investment & Securities Co., Ltd. and others	1,219,956	Deposits for foreign futures and options trading and others

Sub-total		1,248,907

Total		1,546,689

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	600,000	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	25,588	Central counterparty KRW margin and others

Sub-total		625,588

Due from banks in foreign currencies:
Due from banks on demand	Reserve Bank of India and others	27,140	Local capital requirements regulation(CRR)
Others	Korea Investment & Securities Co., Ltd. and others	1,120,825	Deposits for foreign futures and options trading and others

	Sub-total	1,150,380

	Total	1,775,968

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

i)	Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,351)	—	—	(4,351)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
reversal of unused amount	3,198	—	—	3,198

Ending balance	(1,153)	—	—	(1,153)

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,216)	—	—	(3,216)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,135)	—	—	(1,135)

Ending balance	(4,351)	—	—	(4,351)

ii)	Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,816,343	—	—	1,816,343
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	(229,921)	—	—	(229,921)

Ending balance	1,586,422	—	—	1,586,422

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,616,361	—	—	1,616,361
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	199,982	—	—	199,982

Ending balance	1,816,343	—	—	1,816,343

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Loans in local currency	266,893,881	260,405,186
Loans in foreign currencies	15,742,675	13,711,881
Domestic banker’s usance	2,806,153	3,331,322
Bills bought in foreign currencies	3,505,430	5,135,804
Bills bought in local currency	2,797,789	434,918
Factoring receivables	15,350	9,309
Advances for customers on guarantees	9,986	11,057
Private placement bonds	25,000	101,000
Call loans	2,043,955	2,598,787
Bonds purchased under resale agreements	6,298,779	10,120,984
Others	140	159
Loan origination costs and fees	614,500	661,647
Premiums(Discounted) present value	1	3
Allowance for credit losses	(1,442,322)	(1,179,447)

Total	299,311,317	295,342,610

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(59,529)	(64,421)	(86,146)	(270,940)	(528,171)	(170,240)
Transfer to 12-month expected credit losses	(18,183)	17,813	370	(68,222)	62,423	5,799
Transfer to lifetime expected credit losses	5,879	(6,505)	626	14,589	(17,331)	2,742
Transfer to credit-impaired financial assets	647	3,188	(3,835)	1,843	8,012	(9,855)
Net reversal (provision) of loss allowance	14,960	(15,773)	(52,804)	(8,627)	(242,436)	(72,454)
Recovery	—	—	(61,951)	—	—	(53,849)
Write-off	—	—	104,836	—	—	109,611
Disposal of loans	—	62	747	—	128	32,374
Interest income from impaired loans	—	—	5,327	—	—	7,407
Others	(23)	—	(50)	(11,697)	(4,765)	(13,898)

Ending balance	(56,249)	(65,636)	(92,880)	(343,054)	(722,140)	(162,363)

	For the year ended December 31, 2022
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	(330,469)	(592,592)	(256,386)
Transfer to 12-month expected credit losses	(86,405)	80,236	6,169
Transfer to lifetime expected credit losses	20,468	(23,836)	3,368
Transfer to credit-impaired financial assets	2,490	11,200	(13,690)
Net reversal (provision) of loss allowance	6,333	(258,209)	(125,258)
Recovery	—	—	(115,800)
Write-off	—	—	214,447
Disposal of loans	—	190	33,121
Interest income from impaired loans	—	—	12,734
Others	(11,720)	(4,765)	(13,948)

Ending balance	(399,303)	(787,776)	(255,243)

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(58,875)	(61,821)	(100,326)	(272,146)	(496,454)	(316,160)
Transfer to 12-month expected credit losses	(17,553)	16,918	635	(78,241)	48,930	29,311
Transfer to lifetime expected credit losses	5,913	(6,784)	871	13,092	(34,564)	21,472
Transfer to credit-impaired financial assets	568	3,100	(3,668)	1,351	15,600	(16,951)
Net reversal (provision) of loss allowance	10,417	(15,927)	(58,573)	86,836	(62,259)	(128,031)
Recovery	—	—	(66,587)	—	—	(50,801)
Write-off	—	—	134,307	—	—	206,141
Disposal of loans	—	93	590	—	144	58,187
Interest income from impaired loans	—	—	6,599	—	—	10,549
Others	1	—	6	(21,832)	432	16,043

Ending balance	(59,529)	(64,421)	(86,146)	(270,940)	(528,171)	(170,240)

	For the year ended December 31, 2021
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	(331,021)	(558,275)	(416,486)
Transfer to 12-month expected credit losses	(95,794)	65,848	29,946
Transfer to lifetime expected credit losses	19,005	(41,348)	22,343
Transfer to credit-impaired financial assets	1,919	18,700	(20,619)
Net reversal (provision) of loss allowance	97,253	(78,186)	(186,604)
Recovery	—	—	(117,388)
Write-off	—	—	340,448
Disposal of loans	—	237	58,777
Interest income from impaired loans	—	—	17,148
Others	(21,831)	432	16,049

Ending balance	(330,469)	(592,592)	(256,386)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,332,720	13,168,886	263,756	149,439,955	7,829,289	487,451
Transfer to 12-month expected credit losses	4,589,594	(4,576,158)	(13,436)	1,639,650	(1,624,016)	(15,634)
Transfer to lifetime expected credit losses	(6,102,618)	6,120,002	(17,384)	(3,483,832)	3,502,268	(18,436)
Transfer to credit-impaired financial assets	(80,893)	(82,848)	163,741	(203,103)	(96,335)	299,438
Write-off	—	—	(104,836)	—	—	(109,611)
Disposal	—	(259)	(16,447)	—	(391)	(128,197)
Net increase (decrease)	(3,190,202)	(1,156,526)	23,565	9,866,508	(851,362)	(100,661)

Ending balance	120,548,601	13,473,097	298,959	157,259,178	8,759,453	414,350

	For the year ended December 31, 2022
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	274,772,675	20,998,175	751,207
Transfer to 12-month expected credit losses	6,229,244	(6,200,174)	(29,070)
Transfer to lifetime expected credit losses	(9,586,450)	9,622,270	(35,820)
Transfer to credit-impaired financial assets	(283,996)	(179,183)	463,179
Write-off	—	—	(214,447)
Disposal	—	(650)	(144,644)
Net increase (decrease)	6,676,306	(2,007,888)	(77,096)

Ending balance	277,807,779	22,232,550	713,309

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	118,235,808	11,805,047	327,098	134,143,817	6,866,677	663,073
Transfer to 12-month expected credit losses	4,333,155	(4,317,289)	(15,866)	1,586,485	(1,553,047)	(33,438)
Transfer to lifetime expected credit losses	(5,963,735)	5,985,144	(21,409)	(3,478,444)	3,521,248	(42,804)
Transfer to credit-impaired financial assets	(66,156)	(62,568)	128,724	(233,018)	(111,683)	344,701
Write-off	—	—	(134,307)	—	—	(206,141)
Disposal	—	(621)	(26,527)	—	(1,476)	(177,820)
Net increase (decrease)	8,793,648	(240,826)	6,043	17,421,115	(892,430)	(60,121)

Ending balance	125,332,720	13,168,887	263,756	149,439,955	7,829,289	487,450

	For the year ended December 31, 2021
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	252,379,625	18,671,724	990,171
Transfer to 12-month expected credit losses	5,919,640	(5,870,336)	(49,304)
Transfer to lifetime expected credit losses	(9,442,179)	9,506,392	(64,213)
Transfer to credit-impaired financial assets	(299,174)	(174,251)	473,425
Write-off	—	—	(340,448)
Disposal	—	(2,097)	(204,347)
Net increase (decrease)	26,214,763	(1,133,256)	(54,078)

Ending balance	274,772,675	20,998,176	751,206

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Receivables	5,044,880	6,195,528
Accrued income	1,306,330	804,522
Telex and telephone subscription rights and refundable deposits	798,998	861,370
Other assets(*)	858,505	311,634
Allowance for credit losses	(119,905)	(49,902)

Total	7,888,808	8,123,152

(*)

The Bank became aware of employee embezzlement incidents that occurred before the end of April 2022, and the Financial Supervisory Service conducted on-site inspections from April 28 to May 30, 2022. An accusation of embezzlement and provisional seizure of found property were made, and an investigation by an investigative agency is currently underway. The related amount included in other assets amounted to 63,354 million Won, which was treated as a loss in its entirety because its recoverability was uncertain.

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(993)	(2,402)	(46,507)	(49,902)
Transfer to 12-month expected credit losses	(129)	115	14	—
Transfer to lifetime expected credit losses	95	(105)	10	—
Transfer to credit-impaired financial assets	7	945	(952)	—
Net reversal (provision) of loss allowance	(539)	(3,358)	(4,069)	(7,966)
Write-off	—	—	590	590
Disposal	—	—	726	726
Others(*)	—	—	(63,354)	(63,354)

Ending balance	(1,559)	(4,805)	(113,542)	(119,906)

(*)

The Bank became aware of employee embezzlement incidents that occurred before the end of April 2022, and the Financial Supervisory Service conducted on-site inspections from April 28 to May 30, 2022. An accusation of embezzlement and provisional seizure of found property were made, and an investigation by an investigative agency is currently underway. The related amount included in other assets amounted to 63,354 million Won, which was treated as a loss in its entirety because its recoverability was uncertain.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(826)	(2,274)	(62,185)	(65,285)
Transfer to 12-month expected credit losses	(108)	100	8	—
Transfer to lifetime expected credit losses	42	(63)	21	—
Transfer to credit-impaired financial assets	9	75	(84)	—
Net reversal(provision) of loss allowance	(110)	(241)	6,632	6,281
Write-off	—	—	7,812	7,812
Disposal	—	1	1,289	1,290

Ending balance	(993)	(2,402)	(46,507)	(49,902)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,093,442	29,874	49,738	8,173,054
Transfer to 12-month expected credit losses	7,073	(7,057)	(16)	—
Transfer to lifetime expected credit losses	(14,668)	14,680	(12)	—
Transfer to credit-impaired financial assets	(460)	(1,580)	2,040	—
Disposal	—	—	(911)	(911)
Net increase (decrease)	(249,253)	19,348	66,476	(163,429)

Ending balance	7,836,134	55,265	117,315	8,008,714

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,581,394	28,154	65,428	6,674,976
Transfer to 12-month expected credit losses	6,795	(6,782)	(13)	—
Transfer to lifetime expected credit losses	(10,637)	10,663	(26)	—
Transfer to credit-impaired financial assets	(516)	(467)	983	—
Depreciation	—	—	(7,812)	(7,812)
Disposal	—	(8)	(1,599)	(1,607)
Net increase (decrease)	1,516,406	(1,686)	(7,223)	1,507,497

Ending balance	8,093,442	29,874	49,738	8,173,054

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Bank maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Bank is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC, but which do not require significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	34,995	—	—	34,995
Debt securities	2,125,303	—	—	2,125,303
Equity securities	16,909	—	248,638	265,547
Capital contributions	—	—	1,418,022	1,418,022
Beneficiary certificates	—	2,591,273	4,082,326	6,673,599
Loans	—	—	19,169	19,169
Derivative assets	69,316	8,023,432	90,338	8,183,086
Other financial assets in foreign currencies	—	—	41,680	41,680
Others	—	—	142,335	142,335

Sub-total	2,246,523	10,614,705	6,042,508	18,903,736

Financial assets at FVTOCI
Debt securities	9,895,455	20,817,577	—	30,713,032
Equity securities	382,257	—	426,450	808,707

Sub-total	10,277,712	20,817,577	426,450	31,521,739

Derivative assets (designated for hedging)	—	—	—	—

Total	12,524,235	31,432,282	6,468,958	50,425,475

Financial liabilities:
Financial liabilities at FVTPL	—	—	—
Deposits due to customers	35,161	—	—	35,161
Derivative liabilities	11,700	8,945,795	9,449	8,966,944

Sub-total	46,861	8,945,795	9,449	9,002,105

Derivative liabilities (designated for hedging)	—	193,831	—	193,831

Total	46,861	9,139,626	9,449	9,195,936

(*)

Among financial assets and financial liabilities measured at fair value, the amount transferred from Level 2 to Level 1 is 2,835,187 million Won. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed. There has been a shift between levels due to the change in whether the market in which the relevant financial product is traded is determined to be an active market.

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	65,072	—	—	65,072
Debt securities	394,470	—	—	394,470
Equity securities	5,567	—	247,907	253,474
Capital contributions	—	—	919,447	919,447
Beneficiary certificates	24,406	2,347,694	3,180,012	5,552,112
Loans	—	—	10,623	10,623
Derivative assets	10,910	4,768,138	27,475	4,806,523
Others	—	—	94,673	94,673

Sub-total	500,425	7,115,832	4,480,137	12,096,394

Financial assets at FVTOCI
Debt securities	5,578,457	31,010,345	—	36,588,802
Equity securities	411,357	—	430,978	842,335

Sub-total	5,989,814	31,010,345	430,978	37,431,137

Derivative assets (designated for hedging)	—	95,086	—	95,086

Total	6,490,239	38,221,263	4,911,115	49,622,617

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Borrowings	1,998	29,766	—	31,764
Derivative liabilities	10,258	4,577,755	4,101	4,592,114

Sub-total	77,272	4,607,521	4,101	4,688,894

Derivative liabilities (designated for hedging)	—	20,287	—	20,287

Total	77,272	4,627,808	4,101	4,709,181

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities measured at fair value, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets (designated for hedging) and liabilities (designated for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation methods.

①	Valuation methods and input variables used for the fair value measurement of level 2 financial assets and liabilities are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and Credit spread
Beneficiary certificates	The Beneficiary certificates classified as Level 2 are measured with base price.	Values of underlying assets such as bond

Derivatives	The fair value is measure by using Option model (Closed Form), Finite Difference Method (FDM), Monte Carlo Simulation.	Discount rate, Values of underlying assets such as foreign exchange rate and stock prices, Volatility, etc.

②	Valuation methods and input variables used for the fair value measurement of level 3 financial assets and liabilities are as follows:

	Valuation techniques	Input variables
Loans	The fair value of loans is measured by the Binomial tree, LSMC(Least-Squares Monte Carlo simulation) and T-F Model given the values of underlying assets, volatility, and discount rate.	Values of underlying assets, Volatility, Discount rate

Equity securities, capital contributions, beneficiary certificates and others	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method and LSMC, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation, etc.	Discount rate, Values of underlying assets such as foreign exchange rate and stock prices, Volatility, etc.

Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree and least-squares Monte Carlo simulation (LSMC), which are commonly used valuation techniques in the market.	Stock price, Volatility of underlying assets etc.

Valuation techniques of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

①	December 31, 2022

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Loans	T-F model		Stock price, Volatility of underlying asset	46.53%	Variation of fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.

Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.

Equity securities, capital contributions, and Beneficiary certificates	Binomial Tree		Stock price, Volatility of underlying asset	28.40%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model and Others		Discount rate	0%~19.14%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.

			Liquidation value	—	Fair value increases as liquidation value increases.

Others	Binomial Tree		Stock price, Volatility of underlying asset	20.15%~36.19%	Variation of fair value increases as volatility of underlying asset increases.

②	December 31, 2021

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Loans	Binomial Tree		Stock price, Volatility of underlying asset	22.62%	Variation of fair value increases as volatility of underlying asset increases.

	LSMC		Stock price, Volatility of underlying asset	19.48%	Variation of fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	24.84%~97.50%	Variation of fair value increases as volatility of underlying asset increases.

		Equity related	Correlation coefficient	0.18~0.76	Variation of fair value increases as correlation coefficient increases.

	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	24.84%~97.50%	Variation of fair value increases as volatility of underlying asset increases.

		Equity related	Correlation coefficient	0.18~0.76	Variation of fair value increases as correlation coefficient increases.

Equity securities, capital contributions, and Beneficiary certificates	LSMC		Volatility of underlying asset	19.48%	Variation of fair value increases as volatility of underlying asset increases.

			Discount rate	11.52%~19.94%	Fair value increases as discount rate decreases

	DCF model and Others		Discount rate	0.00%~35.92%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.

			Liquidation value	0.00%	Fair value increases as liquidation value increases.

Others	LSMC		Stock price, Volatility of underlying asset	19.48%~28.41%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	January 1, 2022	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2022
Financial assets:
Financial assets at FVTPL
Equity securities	247,907	506	—	9,842	(9,585)	(32)	248,638
Capital contributions	919,447	76,228	—	519,979	(97,632)	—	1,418,022
Beneficiary certificates	3,180,012	33,328	—	1,125,589	(256,603)	—	4,082,326
Loans	10,623	9,046	—	—	(500)	—	19,169
Derivative assets	27,475	62,254	—	958	(349)	—	90,338
Other financial assets (foreign currency)	—	—	—	41,680	—	—	41,680
Others	94,673	16,744		39,838	(8,920)	—	142,335

Sub-total	4,480,137	198,106	—	1,737,886	(373,589)	(32)	6,042,508

Financial assets at FVTOCI
Equity securities	430,978	—	(3,572)	1,677	(2,633)	—	426,450

Total	4,911,115	198,106	(3,572)	1,739,563	(376,222)	(32)	6,468,958

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	4,101	8,387	—	(351)	(2,688)	—	9,449

Total	4,101	8,387	—	(351)	(2,688)	—	9,449

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 185,333 million Won for year ended December 31, 2022, which is from financial assets and liabilities that the Bank holds as at the end of the year.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed, the Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	For the year ended December 31, 2021
	January 1, 2021	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2021
Financial assets:
Financial assets at FVTPL
Equity securities	395,813	(24,132)	—	8,664	(132,438)	—	247,907
Capital contributions	642,918	59,252	—	397,242	(179,965)	—	919,447
Beneficiary certificates	2,141,829	29,746	—	1,220,333	(211,896)	—	3,180,012
Loans	9,698	1,115	—	—	(190)	—	10,623
Derivative assets	6,676	21,971	—	4,666	—	(5,838)	27,475

Others	84,979	12,244	—	13,998	(16,548)	—	94,673

Sub-total	3,281,913	100,196	—	1,644,903	(541,037)	(5,838)	4,480,137

Financial assets at FVTOCI
Equity securities	420,850	—	11,292	104	(1,268)	—	430,978

Total	3,702,763	100,196	11,292	1,645,007	(542,305)	(5,838)	4,911,115

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,075	4,857	—	(4,480)	(10,097)	(6,254)	4,101
Financial liabilities designated at FVTPL
Equity-linked securities	19,631	(102)	—	—	(19,529)	—	—

Total	39,706	4,755	—	(4,480)	(29,626)	(6,254)	4,101

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 112,011 million Won for year ended December 31, 2021, which is from financial assets and liabilities that the Bank holds as at the end of the year.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed, the Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows:

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 6,478,407 million Won and 4,915,216 million Won as of December 31, 2022 and 2021 respectively, equity investments of 5,983,649 million Won and 4,521,482 million Won that are considered to provide the best estimate of fair value are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	1,886	(1,993)	—	—
Equity securities (*2) (*3)(*4)	9,710	(7,763)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	2,860	(2,790)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	20,131	(13,734)

Total	15,193	(13,283)	20,131	(13,734)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	41	(39)	—	—

Total	41	(39)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

	December 31, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	1,222	(1,378)	—	—
Loans (*2)	13	(12)	—	—
Equity securities (*2) (*3)(*4)	5,185	(4,432)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	21,054	(16,437)

Total	8,646	(7,869)	21,054	(16,437)

Financial liabilities:
Financial liabilities at FVTPL			—	—
Derivative liabilities (*1)	205	(264)	—	—

Total	205	(264)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-0.5~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,652,449	23,659,769	—	26,312,218	27,304,915
Loans and other financial assets at amortized cost	—	5,510,369	299,011,876	304,522,245	308,785,393
Financial liabilities:
Deposits due to customers	—	323,037,128	—	323,037,128	323,378,015
Borrowings	—	21,718,444	—	21,718,444	21,717,702
Debentures	—	24,150,889	—	24,150,889	24,635,427
Other financial liabilities	—	19,513,793	—	19,513,793	19,692,325

	December 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,655,180	—	16,777,581	16,820,334
Loans and other financial assets at amortized cost	—	—	302,690,695	302,690,695	305,277,755
Financial liabilities:
Deposits due to customers	—	301,352,911	—	301,352,911	301,494,891
Borrowings	—	17,815,918	—	17,815,918	17,879,734
Debentures	—	26,458,871	—	26,458,871	26,474,283
Other financial liabilities	—	21,696,043	—	21,696,043	21,697,592

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation methods. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate applied credit spread.	Risk-free market rate and credit spread
Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate
Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Financial assets:
Due from banks	34,995	—	1,585,268	1,620,263
Securities	10,624,806	31,521,739	27,304,915	69,451,460
Loans	19,169	—	299,311,317	299,330,486
Derivative assets	8,183,086	—	—	8,183,086
Other financial assets	41,680	—	7,888,808	7,930,488

Total	18,903,736	31,521,739	336,090,308	386,515,783

	December 31, 2022
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	35,161	323,378,015	—	323,413,176
Borrowings	—	21,717,702	—	21,717,702
Debentures	—	24,635,427	—	24,635,427
Derivative liabilities	8,966,944	—	193,831	9,160,775
Other financial liabilities	—	19,692,325	—	19,692,325

Total	9,002,105	389,423,469	193,831	398,619,405

	December 31, 2021
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	65,072	—	1,811,992	—	1,877,064
Securities	7,214,175	37,431,137	16,820,334	—	61,465,646
Loans	10,623	—	295,342,610	—	295,353,233
Derivative assets	4,806,524	—	—	95,086	4,901,610
Other financial assets	—	—	8,123,152	—	8,123,152

Total	12,096,394	37,431,137	322,098,088	95,086	371,720,705

	December 31, 2021
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	65,016	301,494,891	—	301,559,907
Borrowings	31,764	17,879,734	—	17,911,498
Debentures	—	26,474,283	—	26,474,283
Derivative liabilities	4,592,114	—	20,287	4,612,401
Other financial liabilities	—	21,697,592	—	21,697,592

Total	4,688,894	367,546,500	20,287	372,255,681

(7)	Income or expense from financial instruments by category during the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain (Loss) on valuation and transaction	Dividends	Total
Financial assets at FVTPL	44,079	—	—	282,411	159,474	485,964
Financial assets at FVTOCI	585,206	1,606	869	—	20,801	608,482
Securities at amortized cost	497,144	—	(2,981)	—	—	494,163
Loans and other financial assets at amortized cost	10,387,252	40,831	(381,902)	35,003	—	10,081,184
Financial liabilities at amortized cost	(4,895,782)	—	—	—	—	(4,895,782)
Net derivatives (designated for hedging)	—	—	—	8,932	—	8,932

Total	6,617,899	42,437	(384,014)	326,346	180,275	6,782,943

	For the year ended December 31, 2021
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain (Loss) on valuation and transaction	Dividends	Total
Financial assets at FVTPL	3,361	—	—	241,046	262,321	506,728
Financial assets designated at FVTPL	—	—	—	102	—	102
Financial assets at FVTOCI	334,749	1,343	(5,064)	30,440	21,557	383,025
Securities at amortized cost	316,148	—	(631)	—	—	315,517
Loans and other financial assets at amortized cost	6,919,182	44,879	(162,391)	58,405	—	6,860,075
Financial liabilities at amortized cost	(2,222,213)	—	—	—	—	(2,222,213)
Net derivatives (designated for hedging)	—	—	—	11,222	—	11,222

Total	5,351,227	46,222	(168,086)	341,215	283,878	5,854,456

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

i)	Transferred financial assets that do not meet the condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Asset transferred	Financial assets at FVTOCI	304,628	78,230
	Securities at amortized cost	1,100,351	—
Related liabilities	Bonds sold under repurchase agreements	1,231,667	78,117

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021	Loaned to
Financial assets at FVTOCI	Korea treasury and government bonds and others	98,027	98,535	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as bonds sold under repurchase agreements or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of Korean IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost and other financial liabilities of the Bank’s statements of financial position, respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of Korean IFRS 1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of Korean IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as a secured loan. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of Korean IFRS 1032. The Bank disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2022 and 2021, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	6,931,262	—	6,931,262	9,063,867	748,694	1,528,199
Receivable spot exchange (*2)	4,409,498	—	4,409,498
Bonds purchased under resale agreements (*2)	6,298,779	—	6,298,779	6,298,779	—	—
Domestic exchanges settlement credits (*2) (*5)	39,773,640	39,197,123	576,517	—	—	576,517

Total	57,413,179	39,197,123	18,216,056	15,362,646	748,694	2,104,716

	December 31, 2022
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	7,625,140	—	7,625,140	9,931,543	145,268	1,957,760
Payable spot exchange (*3)	4,409,431	—	4,409,431
Bonds sold under repurchase agreements (*4)	1,231,667	—	1,231,667	1,231,667	—	—
Domestic exchanges settlement debits (*3) (*5)	43,812,598	39,197,123	4,615,475	2,504,062	—	2,111,413

Total	57,078,836	39,197,123	17,881,713	13,667,272	145,268	4,069,173

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2021
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	4,171,782	—	4,171,782	8,234,440	556,984	1,273,011
Receivable spot exchange (*2)	5,892,653	—	5,892,653
Bonds purchased under resale agreements (*2)	10,120,984	—	10,120,984	10,120,984	—	—
Domestic exchanges settlement credits (*2) (*5)	42,356,630	42,275,583	81,047	—	—	81,047

Total	62,542,049	42,275,583	20,266,466	18,355,424	556,984	1,354,058

	December 31, 2021
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	3,707,955	—	3,707,955	8,801,270	162,138	638,692
Payable spot exchange (*3)	5,894,145	—	5,894,145
Bonds sold under repurchase agreements (*4)	78,117	—	78,117	78,117	—	—
Domestic exchanges settlement debits (*3) (*5)	48,979,260	42,275,583	6,703,677	3,401,251	—	3,302,426

Total	58,659,477	42,275,583	16,383,894	12,280,638	162,138	3,941,118

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries (Unit: Korean Won in 100 million, USD in 10 thousand, EUR in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, MMK in 100 million, BRL in 10 thousand, PHP in 100 million, VND in trillions):

Subsidiaries	Location	Capital stock		Main business
Woori America Bank (*1)	U.S.A	USD	29,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk (*1)	Indonesia	IDR	8,568	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank (*3)	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea	KRW	7,339	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	MMK	162	Finance
Wealth Development Bank	Philippines	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	7.7	Finance
WOORI BANK(CAMBODIA) PLC. (*2)	Cambodia	USD	17,239	Finance
Woori Bank Europe (*1)	Germany	EUR	10,000	Finance

	December 31, 2022			December 31, 2021
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori America Bank (*1)	58,500,000	100	December 31,2022	58,500,000	100.0	December 31, 2021
PT Bank Woori Saudara Indonesia 1906 Tbk (*1)	7,214,804,851	84.2	December 31, 2022	7,214,804,851	84.2	December 31, 2021,
Woori Global Markets Asia Limited	78,000,000	100	December 31, 2022	78,000,000	100.0	December 31, 2021
Woori Bank China Limited	—	100	December 31, 2022	—	100.0	December 31, 2021,
AO Woori Bank(*3)	57,999,999	100	December 31, 2022	57,999,999	100.0	December 31, 2021
Banco Woori Bank do Brasil S.A.	77,093,999	100	December 31, 2022	77,093,999	100.0	December 31, 2021,
Korea BTL Infrastructure Fund	146,625,975	99.9	December 31, 2022	146,625,975	99.9	December 31, 2021
Woori Finance Myanmar Co., Ltd.	1,200,000	100	December 31, 2022	1,200,000	100.0	December 31, 2021,
Wealth Development Bank	3,931,365	51.0	December 31, 2022	3,931,365	51.0	December 31, 2021
Woori Bank Vietnam Limited	—	100	December 31, 2022	—	100.0	December 31, 2021,
WOORI BANK(CAMBODIA) PLC. (*2)	7,035,803	100	December 31, 2022	7,035,804	100.0	December 31, 2021
Woori Bank Europe(*1)	100,000,000	100	December 31, 2022	100,000,000	100.0	December 31, 2021,

(*1)	Additional investments were made in subsidiaries for the year ended December 31, 2021.
(*2)	As of end of November, 2021, Woori Bank (Cambodia) PLC. has turned into commercial bank, 1 share of Woori Bank (Cambodia) PLC. owned by the Bank has been excluded.
(*3)

The Russia – Ukraine conflict has been escalated in February 2022, Russia became subject to the international sanctions. Due to the sanctions, the lack of liquidity in the Russian foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Bank may experience situations such as a decrease in value of financial assets or operating assets owned by the Bank regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of December 31, 2022, the Bank expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Bank cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Bank’s financial position and business performance.

(2)

As for the structured entities in accordance with Korean IFRS 1110 and Korean IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

i)	Details of structured entities that the Bank controls are as follows:

	As of December 31, 2022
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 52 structured entities	Korea	Asset securitization	—	December 31, 2022
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2022
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2022
Structured entity for the investments in securities
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2022
Multi Asset Global Real Estate Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2022
AI Partners UK Water Supply Private Placement Investment Trust No. 2	UK	Securities investment	97.3	December 31, 2022
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2022
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	Korea	Securities investment	99.9	December 31, 2022
Woori G Infras Newdeal Private Placement Investment Trust No. 1	Korea	Securities investment	99.5	December 31, 2022
INMARK Spain Real Estate Investment Trust No. 26-2	Korea	Securities investment	97.7	December 31, 2022
Woori G America Energy Infrastructure Private Placement Investment Trust No. 1	Korea	Securities investment	99.3	December 31, 2022
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2	Korea	Securities investment	98.8	December 31, 2022
IGIS Global Private Placement Real Estate Fund No. 316-1	Korea	Securities investment	99.3	December 31, 2022
Woori G Global Secondary Private Placement Investment Trust No. 1	Korea	Securities investment	98.3	December 31, 2022
Woori G Japan Blind Private Real Estate Investment Trust No. 1	Korea	Securities investment	99.9	December 31, 2022
Woori GESG Infrastructure Development Private Placement Investment Trust No.1	Korea	Securities investment	95.2	December 31, 2022
Kiwoom-Harmony Private Investment Trust Fund No. 1	Korea	Securities investment	97.2	December 31, 2022
Kiwoom-Harmony Private Investment Trust Fund No. 2	Korea	Securities investment	97.1	December 31, 2022
JB Airline Private Equity Investment Trust No.8	Korea	Securities investment	97.0	December 31, 2022
KIWOOM Frontier Private Investment Trust No.23[Bond]	Korea	Securities investment	99.8	December 31, 2022

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

	As of December 31, 2021
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 55 structured entities	Korea	Asset securitization	—	December 31, 2021
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2021
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2021
Structured entity for the investments in securities
G5 Pro Short-term Bond Investment Fund No. 13	Korea	Securities investment	100.0	December 31, 2021
IGIS Australia Investment Trust No. 209-1(*3)	Korea	Securities investment	99.4	December 31, 2021
Multi Asset Global Real Estate Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2021
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1(*3)	Korea	Securities investment	98.0	December 31, 2021
AI Partners UK Water Supply Private Placement Investment Trust No. 2(*3)	UK	Securities investment	97.3	December 31, 2021
Heungkuk Global Private Placement Investment Trust No. 1(*3)	Korea	Securities investment	98.8	December 31, 2021
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust(*3)	Korea	Securities investment	99.9	December 31, 2021
Woori G Infras Newdeal Private Placement Investment Trust No. 1(*3)	Korea	Securities investment	99.5	December 31, 2021
INMARK Spain Real Estate Investment Trust No. 26-2	Korea	Securities investment	97.7	December 31, 2021
Woori G North America Energy Infrastructure Private Placement Investment Trust No. 1(*3)	Korea	Securities investment	99.3	December 31, 2021
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2(*3)	Korea	Securities investment	98.8	December 31, 2021
IGIS Global Private Placement Real Estate Fund No. 316-1	Korea	Securities investment	99.3	December 31, 2021
Woori G Global Secondary Private Placement Investment Trust No. 1(*3)	Korea	Securities investment	98.3	December 31, 2021
Woori G Japan Blind Private Real Estate Investment Trust No. 1(*3)	Korea	Securities investment	99.9	December 31, 2021
Woori GESG Infrastructure Development Private Placement Investment Trust No. 1(*3)	Korea	Securities investment	95.2	December 31, 2021
Kiwoom-Harmony Private Investment Trust Fund No. 1 (*3)	Korea	Securities investment	96.0	December 31, 2021
Kiwoom-Harmony Private Investment Trust Fund No. 2 (*3)	Korea	Securities investment	97.1	December 31, 2021
JB Airline Private Equity Investment Trust No. 8(*3)	Korea	Securities investment	97.0	December 31, 2021

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

(*3)	In accordance with the revision of the Capital Market Act, a hedge fund has been changed to a private equity fund.

ii)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest:

	December 31, 2022
Subsidiaries	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Midas Global Private Placement Real Estate Fund No. 7-2 (*1)	Korea	Securities investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3(*3)	Korea	Securities investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities investment	55.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	92.6
Woori G Private Investment Trust Fund No. 1 (*1)	Korea	Securities investment	80.0
INMARK France Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust Fund 1-W(EUR) (*2)	Korea	Securities investment	99.5
Woori G Global Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 2(*1)	Korea	Securities investment	90.9
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	65.0
Woori G Private Investment Trust Fund No. 5 (*1)	Korea	Securities investment	86.8
Kiwoom-Harmony Private Investment Trust Fund No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8
Woori G Renewable New Deal Private Placement Investment Trust No. 1(*1)	Korea	Securities investment	55.0
Woori G Policy-type New Deal (Infra Investment) Private Placement Investment Trust No. 1(*1)	Korea	Securities investment	66.7
IGIS ESG Private Placement Investment Trust No. 1(*1)	Korea	Securities investment	60.0

	December 31, 2022
Subsidiaries	Location	Main business	Percentage of ownership (%)
Woori G GP Commitment Loan Private Placement Investment Trust No. 2(*1)	Korea	Securities investment	80.0
Kiwoom-Aurora Private Securities Investment Trust No. 2 (*1)	Korea	Securities investment	60.0
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2(*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Private Equity Investment Trust No. 2(*2)	Korea	Securities investment	98.0
Woori G Private Equity Investment Trust No. 1(*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4(*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infra Private Placement Investment Trust(*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1(*1)	Korea	Securities investment	88.0

(*1)

Since the investee is a Discretionary funds, the Bank does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Bank, but also for other investors as well. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

Since the investee is a Fund of funds, the Bank does not have power over such funds because the Bank cannot decide the relevant activities of the fund through the related contract. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Bank does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Bank does not have substantial control. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	December 31, 2021
Subsidiaries	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2) (*4)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1) (*4)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1) (*4)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1) (*4)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*1) (*4)	Korea	Securities investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1) (*4)	Korea	Securities investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1) (*4)	Korea	Securities investment	55.0
Midas Global Private Placement Real Estate Fund No. 7-2 (*1) (*4)	Korea	Securities investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3(*3) (*4)	Korea	Securities investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1) (*4)	Korea	Securities investment	55.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 1 (*1) (*4)	Korea	Securities investment	92.6
Woori G Private Investment Trust Fund No. 1 (*1) (*4)	Korea	Securities investment	80.0
INMARK France Real Estate Investment Trust No. 18-1 (*1) (*4)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust Fund 1-W(EUR) (*2)	Korea	Securities investment	99.5
Woori G Global Secondary Private Placement Investment Trust No. 1 (*1) (*4)	Korea	Securities investment	80.0

	December 31, 2021
Subsidiaries	Location	Main business	Percentage of ownership (%)
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1) (*4)	Korea	Securities investment	50.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 2 (*1) (*4)	Korea	Securities investment	90.9
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1 (*1) (*4)	Korea	Securities investment	65.0
Woori G Private Investment Trust Fund No. 5 (*1) (*4)	Korea	Securities investment	87.0
Kiwoom-Harmony Private Investment Trust Fund No. 3 (*1) (*4)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Truns No. 1(*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8

(*1)

Since the investee is a Discretionary funds, the Bank does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Bank, but also for other investors as well. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

Since the investee is a Fund of funds, the Bank does not have power over such funds because the Bank cannot decide the relevant activities of the fund through the related contract. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Bank does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Bank does not have substantial control. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)	In accordance with the revision of the Capital Market Act, a hedge fund has been changed to a private equity fund.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 million):

Investees	Main business	Percentage of ownership (%)		Location	Financial statements as of
		December 31, 2022	December 31, 2021
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2022.11.30	(*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2022.12.31
Korea Finance Security Co., Ltd. (*2)	Security service	15.0	15.0	Korea	2022.11.30	(*4)
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	27.5	27.5	Korea	—
G2 collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
The Base Enterprise Co., Ltd. (*7)	Manufacturing	—	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
Good Software Lab Co., Ltd. (*3)	Service	28.9	28.9	Korea	—
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
QTS Shipping Co., Ltd. (*7)	Complex transportation brokerage	—	49.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	24.5	Korea	2022.9.30	(*4)
Reading Doctors Co., Ltd. (*7)	Other services	—	35.4	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*3)	Plating	20.5	20.5	Korea	—
Cultizm Korea LTD Co., Ltd. (*7)	Wholesale and retail sales	—	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.0	24.0	Korea	—

Investees	Main business	Percentage of ownership (%)		Location	Financial statements as of
		December 31, 2022	December 31, 2021
Beomgyo Co., Ltd. (*3)	Communication equipment retail business	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Equity Fund	Other financial services	23.1	23.1	Korea	2022.12.31.
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2022.12.31
K BANK Co., Ltd. (*2)	Finance	12.6	12.6	Korea	2022.12.31	(*4)
Woori Bank-Company K Korea Movie Asset(*6)	Other financial services	25.0	25.0	Korea	2022.12.31	(*4)
Partner One Value Up No. 1 Private Equity Fund	Other financial services	23.3	23.3	Korea	2022.12.31
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd Partnership	Other financial services	20.0	20.0	Korea	2022.12.31
Crevisse Raim Impact No. 1 Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2022.12.31
Woori-Shinyoung Growth-Cap Private Equity Fund No. 1	Other financial services	24.5	24.5	Korea	2022.12.31
LOTTE CARD Co., Ltd	Credit card and installment financing	20.0	20.0	Korea	2022.9.30	(*4)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	22.4	27.8	Korea	2022.12.31
PCC-Woori LP Secondary Fund	Other financial investment services	26.9	26.9	Korea	2022.12.31
Genesis Environmental Energy Company No. 1 Private Equity Partnership (*5)	Trust and collective investment	—	24.8	Korea	—
Union Technology Finance Investment Association	Other financial investment services	29.7	29.7	Korea	2022.12.31
KUM HWA Co., Ltd. (*3)	Communication equipment retail business	20.0	20.0	Korea	2022.9.30	(*4)
Paratus Woori Material Component Equipment joint venture company	Other financial investment services	20.8	20.8	Korea	2022.12.31
Dicustody Co., Ltd.(*2)	Other information technology and computer operation-related service	1.0	1.0	Korea	2022.12.31
Jinmyung Plus Co.,Ltd.(*3)	Manufacturing	20.2	20.2	Korea	2022.9.30	(*4)
Orient Gwangyang Shipbuilding Co., Ltd.(*3)	Manufacturing of ship components	22.70	—	Korea	2022.12.31
Central Network Solution Co., Ltd. (*3)	Other information technology and computer operation-related service	25.3	—	Korea	—
BTS Private Equity Fund No. 2 (*8)	Other financial services	20.0	—	Korea	2022.12.31
Woori Financial Digital Investment Association No. 1 (*8)	Other financial services	88.0	—	Korea	2022.12.31
STASSETS FUND III (*8)	Other financial services	28.30	—	Korea	2022.12.31

(*1)	Most of the significant business transactions of associates are with the Bank as of December 31, 2022 and 2021.
(*2)	The Bank has significant influence over the creditors’ council, which makes the financial and operating policy decisions.
(*3)	There is no investment amount as of December 31, 2022 and 2021.
(*4)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the Bank were appropriately reflected.

(*5)	Due to capital contribution by the Bank as of December 31, 2022, the entity has been excluded in the investment in associates.
(*6)	It was scheduled to be liquidated after disbanding for the year ended December 31, 2021.
(*7)	It was excluded from associates due to the sale liquidation for the year ended December 31, 2022
(*8)	It was added to associates through acquisition during the year ended December 31, 2022.

(4)	The entities excluded from associates, although the Bank’s ownership interest is higher than 20% as of December 31, 2022 and 2021, are as follows:

	As of December 31, 2022
Associate (*)	Number of shares owned	Percentage of ownership
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

	As of December 31, 2021
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Although the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

(5)

Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). As the investments associated with structured entities were classified as financial assets at FVTPL for the years ended December 31, 2022 and 2021, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2022
Investees	January 1, 2022	Acquisition	Disposal and others	Reversal (Impairment)	December 31 2022
Woori America Bank	2	—	—	—	399,831
PT Bank Woori Saudara Indonesia 1906 Tbk	444,813	—	—	—	444,813
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	22,322	—	—	—	22,322
Korea BTL Infrastructure Fund	736,911	—	—	—	736,911
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	384,430	—	—	—	384,430
WOORI BANK(CAMBODIA) PLC.	248,212	—	—	—	248,212
Woori Bank Europe	131,442	—	—	—	131,442
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Woori Growth Partnerships New Technology Private Equity Fund	14,991	—	(2,049)	—	12,942
2016 KIF-IMM Woori Bank Technology Venture Fund	8,396	—	(801)	—	7,595
K BANK Co., Ltd.	236,232	—	—	—	236,232
Partner One Value Up I Private Equity Fund	5,039	—	—	—	5,039
IBK KIP Seongjang Dideemdol 1st Private	9,736	—	(2,180)	—	7,556
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,254	100	—	—	4,354
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	—	—	—	8,237
LOTTE CARD Co., Ltd.	346,810	—	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	33,121	396	(16,474)	—	17,043
PCC-Woori LP Secondary Fund	7,000	—	—	—	7,000
Genesis Environmental Energy Company No. 1 Private Equity Partnership	3,738	—	(3,738)	—	—
Union Technology Finance Investment Association	12,750	2,250	(363)	—	14,637
Paratus Woori Material Component Equipment joint venture company	12,300	—	—	—	12,300
Dicustody Co., Ltd.	1	—	—	—	1
BTS Private Equity Fund No. 2	—	3,026			3,026
Woori Financial Digital Investment Association No. 1	—	11,000			11,000
STASSETS FUND III	—	1,500	—	—	1,500

Total	3,708,698	18,272	(25,605)	—	3,701,365

	For the year ended December 31, 2021
Investees	January 1, 2021	Acquisition	Disposal and others	Reversal (Impairment)(*)	December 31, 2021
Woori America Bank	281,471	118,360	—	—	399,831
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	116,801	—	—	444,813
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	23,428	—	—	(1,106)	22,322
Korea BTL Infrastructure Fund	771,371	—	(34,460)	—	736,911
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	384,430	—	—	—	384,430
WOORI BANK(CAMBODIA) PLC.	248,212	—	—	—	248,212
Woori Bank Europe	64,062	67,380	—	—	131,442
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Woori Growth Partnerships New Technology Private Equity Fund	16,938	—	(1,947)	—	14,991
2016 KIF-IMM Woori Bank Technology Venture Fund	11,893	—	(3,497)	—	8,396
K BANK Co., Ltd.	187,441	—	—	48,791	236,232
Smart Private Equity Fund No. 2	1,481	—	(685)	(796)	—
Woori Bank-Company K Korea Movie Asset Fund	2,100	—	(2,100)	—	—
Partner One Value Up I Private Equity Fund	10,000	—	(4,961)	—	5,039
IBK KIP Seongjang Dideemdol 1st Private	9,756	5,040	(5,060)	—	9,736
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,129	125	—	—	4,254
Woori-Shinyoung Growth-Cap Private Equity Fund I	22,380	8,982	(23,125)	—	8,237
LOTTE CARD Co., Ltd.	346,810	—	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	17,116	18,669	(2,664)	—	33,121
PCC-Woori LP Secondary Fund	5,250	1,750	—	—	7,000
Genesis Environmental Energy Company No. 1 Private Equity Partnership	3,738	—	—	—	3,738
Union Technology Finance Investment Association	4,500	8,250	—	—	12,750
Paratus Woori Material Component Equipment joint venture company	—	12,300	—	—	12,300
Dicustody Co., Ltd.	—	1	—	—	1

Total	3,382,650	357,658	(78,499)	46,889	3,708,698

(*)

As a result of conducting an impairment test on investment in related parties, the recoverable value was less than the carrying amount, accordingly, the impairment loss was recognized, K-Bank recognized reversal of impairment loss as the cause for impairment was resolved.

(6)	Changes in the book value of subsidiaries and associated investments classified as financial assets at FVTPL as income securities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
Investees	January 1, 2022	Acquisition	Disposal	Valuation and others	December 31, 2022
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	16,397	—	(17,648)	1,251	—
AI Partners UK Water Supply Private Placement Investment Trust No. 2	19,397	—	—	2,167	21,564
IGIS Australia Investment Trust No. 209-1	19,147	—	—	1,639	20,786
Heungkuk Global Private Placement Investment Trust No. 1	7,926	—	—	42	7,968
Multi Asset Global Real Estate Investment Trust No. 5-2	12,350	—	(402)	184	12,132
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	67,638	15,917	(2,356)	8,170	89,369
IGIS Global Private Placement Real Estate Fund No. 316-1	15,942	—	—	(1,225)	14,717
Woori G Infras Newdeal Private Placement Investment Trust No. 1	47,412	94,014	(866)	(355)	140,205

	For the year ended December 31, 2022
Investees	January 1, 2022	Acquisition	Disposal	Valuation and others	December 31, 2022
Woori G North America Energy Infrastructure Private Placement Investment Trust No. 1	6,792	5,129	(983)	5,167	16,105
INMARK Spain Real Estate Investment Trust No. 26-2	12,886	—	(315)	1,119	13,690
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2	7,615	—	(332)	(385)	6,898
Woori G Global Secondary Private Placement Investment Trust No. 1	11,191	1,407	—	23	12,621
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,070	—	—	172	10,242
Woori G Japan Blind Private Real Estate Investment Trust No. 1	19,261	28,201	—	(1,182)	46,280
Woori GESG Infrastructure Development Private Placement Investment Trust No.1	961	2,532	—	71	3,564
Kiwoom-Harmony Private Investment Trust Fund No. 1	458,576	189,700	(3,220)	7,193	652,249
Kiwoom-Harmony Private Investment Trust Fund No. 2	678,381	—	(50,999)	3,997	631,379
JB Airline Private Equity Investment Trust No.8	10,754	—	(7)	389	11,136
KIWOOM Frontier Private Investment Trust No.23[Bond]	—	100,000	—	538	100,538

Total	1,422,696	436,900	(77,128)	28,975	1,811,443

	For the year ended December 31, 2021
Investees	January 1, 2021	Acquisition	Disposal	Valuation and others	December 31, 2021
G5 Pro Short-term Bond Investment Fund 13	1	—	—	(1)	—
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	18,819	—	(487)	(1,935)	16,397
AI Partners UK Water Supply Private Placement Investment Trust No. 2	17,110	—	—	2,287	19,397
IGIS Australia Investment Trust No. 209-1	17,473	—	—	1,674	19,147
Heungkuk Global Private Placement Investment Trust No. 1	6,513	1,397	(41)	57	7,926
Multi Asset Global Real Estate Investment Trust No. 5-2	12,847	—	(268)	(229)	12,350
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	49,986	19,709	(7,692)	5,635	67,638
IGIS Global Private Placement Real Estate Fund No. 316-1	16,314	—	—	(372)	15,942
Woori G Infras Newdeal Private Placement Investment Trust No. 1	3,715	43,144	(123)	676	47,412
Woori G North America Energy Infrastructure Private Placement Investment Trust No. 1	1,518	4,956	—	318	6,792
INMARK Spain Real Estate Investment Trust No. 26-2	13,115	—	(127)	(102)	12,886
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2	8,421	—	(374)	(432)	7,615
Woori G Global Secondary Private Placement Investment Trust No. 1	3,799	3,584	—	3,808	11,191
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,023	—	—	47	10,070
Woori G Japan Blind Private Real Estate Investment Trust No. 1	—	29,641	(11,253)	873	19,261
Woori GESG Infrastructure Development Private Placement Investment Trust No.1	—	970	—	(9)	961
Kiwoom-Harmony Private Investment Trust Fund No. 1	—	458,370	(186)	392	458,576
Kiwoom-Harmony Private Investment Trust Fund No. 2	—	678,390	(332)	323	678,381
JB Airline Private Equity Investment Trust No.8	—	9,720	(11)	1,045	10,754

Total	179,654	1,249,881	(20,894)	14,055	1,422,696

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Acquisition cost	596,542	575,734
Accumulated depreciation	(55,794)	(48,619)

Net carrying value	540,748	527,115

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2022	2021
Beginning balance	527,115	522,451
Acquisition	—	—
Depreciation	(5,602)	(5,325)
Transfer (*)	19,190	9,937
Foreign currencies translation adjustments	44	52

Ending balance	540,748	527,115

(*)	Land and buildings were transferred from premises and equipment to investment properties for the years ended December 31, 2022 and 2021.

(3)

Fair value of investment properties amounted to 799,165 million Won and 795,572 million Won as of December 31, 2022 and 2021, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as Level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties amounted to 31,954 million Won and 26,838 million Won for the years ended December 31, 2022 and 2021, respectively. The expenses directly related to the investment property where rental fee was earned are 5,602 million Won and 5,325 million Won, respectively.

(5)	The lease payments expected to be received in the future under lease agreement as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Lease payments
Within 1 year	11,610	12,893
After 1 year but within 2 years	6,672	6,865
After 2 years but within 3 years	2,758	5,155
After 3 years but within 4 years	640	2,420
After 4 years but within 5 years	72	364
After 5 years	7	15

Total	21,759	27,712

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment (owned)	1,472,064	623,198	139,372	28,484	31,540	2,294,658
Right-of-use assets	—	215,679	11,621	—	—	227,300

Carrying value	1,472,064	838,877	150,993	28,484	31,540	2,521,958

	December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment (owned)	1,508,927	650,448	149,586	25,717	396	2,335,074
Right-of-use assets	—	224,039	13,654	—	—	237,693

Carrying value	1,508,927	874,487	163,240	25,717	396	2,572,767

(2)	Details of premises and equipment (owned) as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,472,064	923,528	739,364	386,982	31,540	3,553,478
Accumulated depreciation	—	(300,330)	(599,992)	(358,498)	—	(1,258,820)

Net carrying value	1,472,064	623,198	139,372	28,484	31,540	2,294,658

	December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,508,927	928,066	706,464	401,458	396	3,545,311
Accumulated depreciation	—	(277,618)	(556,878)	(375,741)	—	(1,210,237)

Net carrying value	1,508,927	650,448	149,586	25,717	396	2,335,074

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,508,927	650,448	149,586	25,717	396	2,335,074
Acquisition	24	14,438	53,849	15,471	31,152	114,934
Disposal	(19,021)	—	(436)	(300)	—	(19,757)
Depreciation	—	(27,673)	(63,747)	(12,470)	—	(103,890)
Classification to Held for sale	(6,405)	(6,704)	—	—	—	(13,109)
Transfer (*)	(11,915)	(7,275)	—	—	—	(19,190)
Foreign currencies translation adjustments	39	(23)	131	66	(8)	205
Others	415	(13)	(11)	—	—	391

Ending balance	1,472,064	623,198	139,372	28,484	31,540	2,294,658

(*)	Land and buildings were transferred from premises and equipment to investment properties for the years ended December 31, 2022.

	For the year ended December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,522,457	675,133	175,341	29,537	383	2,402,851
Acquisition	—	13,605	40,109	13,594	—	67,308
Disposal	—	(7)	(428)	(820)	—	(1,255)
Depreciation	—	(29,049)	(65,615)	(16,131)	—	(110,795)
Classification to Held for sale	(7,157)	(5,695)	—	—	—	(12,852)
Transfer (*)	(6,419)	(3,518)	—	—	—	(9,937)
Foreign currencies translation adjustments	46	(8)	212	139	13	402
Others	—	(13)	(33)	(602)	—	(648)

Ending balance	1,508,927	650,448	149,586	25,717	396	2,335,074

(*)	Land and buildings were transferred from premises and equipment to investment properties for the year ended December 31, 2021.

(4)	Details of right-of-use assets as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Building	Properties for business use	Total
Acquisition cost	395,404	22,728	418,132
Accumulated depreciation	(179,725)	(11,107)	(190,832)

Net carrying value	215,679	11,621	227,300

	December 31, 2021
	Building	Properties for business use	Total
Acquisition cost	431,941	21,515	453,456
Accumulated depreciation	(207,902)	(7,861)	(215,763)

Net carrying value	224,039	13,654	237,693

(5)	Details of changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Building	Properties for business use	Total
Beginning balance	224,039	13,654	237,693
New contracts	182,379	5,760	188,139
Changes in contracts	3,514	3	3,517
Termination	(36,634)	(326)	(36,960)
Depreciation	(161,295)	(7,451)	(168,746)
Others	3,676	(19)	3,657

Ending balance	215,679	11,621	227,300

	For the year ended December 31, 2021
	Building	Properties for business use	Total
Beginning balance	312,639	8,262	320,901
New contracts	111,858	13,249	125,107
Change in contracts	9,064	226	9,290
Termination	(41,996)	(560)	(42,556)
Depreciation	(181,636)	(7,543)	(189,179)
Others	14,110	20	14,130

Ending balance	224,039	13,654	237,693

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Industrial property rights	Development cost	Others	Membership	Total
Acquisition cost	2,052	463,368	836,549	19,139	1,321,108
Accumulated amortization	(1,431)	(323,849)	(730,112)	—	(1,055,392)
Accumulated impairment losses	—	—	(33,552)	(1,157)	(34,709)

Net carrying value	621	139,519	72,885	17,982	231,007

	December 31, 2021
	Industrial property rights	Development cost	Others	Membership	Total
Acquisition cost	1,892	411,468	809,535	17,698	1,240,593
Accumulated amortization	(1,201)	(251,137)	(686,206)	—	(938,544)
Accumulated impairment losses	—	—	(33,552)	(1,013)	(34,565)

Net carrying value	691	160,331	89,777	16,685	267,484

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	691	160,331	89,777	16,685	—	267,484
Acquisition	160	52,119	27,273	1,870	—	81,422
Amortization (*1)	—	—	—	(442)	—	(442)
Impairment losses(*2)	(230)	(72,852)	(44,162)	—	—	(117,244)
Transfer	—	—	—	(144)	—	(144)
Foreign currencies translation adjustment	—	(5)	—	13	—	8
Other	—	(74)	(3)	—	—	(77)

Ending balance	621	139,519	72,885	17,982	—	231,007

(*1)	Amortization of other intangible assets amounting to 14,664 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is less than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2021
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	666	174,795	99,022	16,296	6,668	297,447
Acquisition	243	50,326	30,213	1,339	—	82,121
Amortization (*1)	(218)	(68,538)	(42,371)	—	—	(111,127)
Impairment losses(*2)	—	—	(18)	(258)	—	(276)
Transfer	—	3,748	2,920	—	(6,668)	—
Foreign currencies translation adjustment	—	—	18	21	—	39
Other(*3)	—	—	(7)	(713)	—	(720)

Ending balance	691	160,331	89,777	16,685	—	267,484

(*1)	Amortization of other intangible assets amounting to 13,693 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is less than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

(*3)	Other increases or decreases in membership include the return of membership rights of 500 million Won.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Premises and equipment (*)	9,589	8,900
Investments in subsidiaries and associates (*)	—	15,897

Total	9,589	24,797

(*)	The Bank classifies above assets as assets held for sale that are highly likely to be sold within one year from December 31, 2022 and 2021, based on the management’s decision.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2022
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	The Korea Exchange. and others	133,539	CCP variable margin and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	1,142,784	Overseas Futures Option Deposit and others
	Mortgage-backed securities	Public offering	1,892,723	Covered Bonds
Financial assets at FVTPL	Korean treasury and government bonds and others	SC FIRST BANK KOREA, SEOUL. and others	245,876	CSA variable margin and others
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	460	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	6,394,890	Settlement risk and others
	Foreign financial institutions debt securities	BNP-PARIBAS, PAR and others	1,060,120	CSA variable margin and others
		Standard Chartered Bank, Hong Kong and others	304,168	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	1,100,351	Related to bonds sold under repurchase agreements (*)
		The BOK and others	10,820,136	Total limit borrowing and others

		Total	23,095,047

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

		December 31, 2021
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Samsung Securities Co., Ltd. and others	25,338	Margin deposit for futures or option
	Due from banks in foreign currencies	Yuanta Securities Korea Co., Ltd. and others	1,051,006	Overseas Futures Option Deposit and others
	Mortgage-backed securities	Public offering	2,494,333	Covered Bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	The Korea Securities Finance Corporation	54,419	Securities lending and borrowing
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	470	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	3,666,849	Settlement risk and others
	Foreign financial institutions debt securities	BANCO BILBAO VIZCAYA ARGENTARIA S.A and others	77,760	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,977,748	Settlement risk and others

		Total	16,347,923

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognizes the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	As of December 31, 2022 and 2021 there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	98,027	98,535	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	6,594,071	—

	December 31, 2021
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,598,460	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Prepaid expenses	133,388	115,665
Advance payments	378	1,134
Others	5,923	6,620

Total	139,689	123,419

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	9,002,105	4,688,894

Total	9,002,105	4,688,894

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Deposits
Gold banking liabilities	35,161	65,016
Borrowings	—	31,764
Derivative liabilities	8,966,944	4,592,114

Total	9,002,105	4,688,894

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Deposits in local currency:
Deposits on demand	15,652,595	18,076,261
Deposits at termination	270,637,263	254,215,276
Mutual installment	22,995	24,620
Certificate of deposits	5,255,889	3,586,423

Sub-total	291,568,742	275,902,580

Deposits in foreign currencies:
Deposits in foreign currencies	31,901,384	25,628,608
Present value discount	(92,111)	(36,297)

Total	323,378,015	301,494,891

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3~1.8	3,040,877
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,021,049
Others	The Korea Development Bank and others	0.0 ~ 5.6	4,558,461

Sub-total			9,620,387

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.6	10,717,898
Bills sold	Others	0.0 ~ 2.4	7,308
Call money	Banks and others	1.6 ~ 5.0	141,025
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 6.4	1,231,667
Present value discount			(583)

Total			21,717,702

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 2.0	4,744,726

Sub-total			9,943,234

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.5) ~ 1.4	7,791,483
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Banks and others	(0.5) ~ 0.2	58,282
Bonds sold under repurchase agreements	Other financial institutions	0.4 ~ 10.6	78,117
Present value discount			(493)

Total			17,879,734

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2022		December 31, 2021
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 5.9	19,778,506	0.7 ~ 2.8	20,674,925
Subordinated bonds	1.9 ~ 5.1	4,885,325	1.9 ~ 5.1	5,817,442

Sub-total		24,663,831		26,492,367

Discounts on bonds		(28,404)		(18,084)

Total		24,635,427		26,474,283

(*)	Includes debentures under fair value hedge amounting to 3,076,983 million Won and 2,366,724 million Won as of December 31, 2022 and 2021 respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31,2022	December 31, 2021
Provisions for guarantees (*1)	72,919	70,305
Provisions for unused commitments	53,878	51,402
Asset retirement obligation	75,202	74,193
Other provisions (*2)	254,398	287,791

Total	456,397	483,691

(*1)	Provisions for guarantees include provisions for financial guarantees of 45,796 million Won and 49,491 million Won as of December 31, 2022 and 2021, respectively.
(*2)	Other provisions consist of provisions for litigation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

i)	Provisions for guarantees

	For the year ended December, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	48,269	15,269	6,767	70,305
Transfer to 12-month expected credit loss	1,206	(1,206)	—	—
Transfer to expected credit loss for the entire period	(119)	119	—	—
Transfer to credit-impaired financial assets	(3)	(338)	341	—
Net provision (reversal) of unused amount	(6,894)	10,483	577	4,166
Other increase (decrease) (*)	(1,552)	—	—	(1,552)

Ending balance	40,907	24,327	7,685	72,919

(*)	Includes the impact from change of financial guarantee liabilities.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	54,391	16,719	8,043	79,153
Transfer to 12-month expected credit loss	2,146	(2,144)	(2)	—
Transfer to expected credit loss for the entire period	(162)	193	(31)	—
Transfer to credit-impaired financial assets	(2)	(163)	165	—
Net provision (reversal) of unused amount	(10,867)	664	(1,408)	(11,611)
Other increase (decrease) (*)	2,763	—	—	2,763

Ending balance	48,269	15,269	6,767	70,305

(*)	Includes the impact from change of financial guarantee liabilities.

ii)	Provisions for unused loan commitments

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	29,348	22,054	—	51,402
Transfer to 12-month expected credit loss	3,986	(3,986)	—	—
Transfer to expected credit loss for the entire period	(703)	703	—	—
Transfer to credit-impaired financial assets	(45)	(44)	89	—
Net provision (reversal) of unused amount	745	1,776	(89)	2,432
Other increase (decrease)	44	—	—	44

Ending balance	33,375	20,503	—	53,878

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,197	32,103	—	64,300
Transfer to 12-month expected credit loss	2,013	(2,013)	—	—
Transfer to expected credit loss for the entire period	(661)	661	—	—
Transfer to credit-impaired financial assets	(32)	(61)	93	—
Net reversal of unused amount	(4,232)	(8,636)	(93)	(12,961)
Other increase (decrease)	63	—	—	63

Ending balance	29,348	22,054	—	51,402

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2022	2021
Beginning balance	74,193	62,618
Provisions provided	2,605	1,083
Provisions used	(6,705)	(4,748)
Amortization	706	329
Increase in restoration costs and others	4,403	14,911

Ending balance	75,202	74,193

(*)

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of end of reporting period discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2022	2021
Beginning balance	287,791	212,269
Provisions provided	24,539	81,339
Provisions used and others	(8,110)	(9,199)
Reversal of unused amount (*)	(52,659)	—
Foreign currencies translation adjustments	2,837	3,382

Ending balance	254,398	287,791

(*)

The Bank provided Korean won settlement services for trading transaction settlement between Korea and Iran, investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, and New York State Department of Financial Services concluded its investigation in February 2022 without taking any additional sanctions. Meanwhile, in June 2022, the Bank reversed the provision related to the investigation of the U.S. Prosecutors, which have not been completed yet, in consideration of the opinion of an independent legal expert that the probability of sanctions by the U.S. Prosecutors in this case is low.

(5)	Others

1)

The Bank recognized the provision of the estimated compensation and penalty amounts related to the incomplete selling of the Derivative Linked Fund (DLF), which occurred in 2019, expected to be imposed by the Financial Services Commission as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

2)

The Bank recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds in 2020 by Lime Asset Management and the dispute settlement by the Financial Supervisory Service as the best estimate of the expenditure. As of December 31, 2022, the provision for the case is 122.1 billion Won.

3)

The Bank resolved advance payment for the delay in the redemption of funds by Platform Asia Fund and others, and this was a resolution by the Board of Directors on October 22, 2021. Provisions for estimated compensation amounts related to expected customer loss was recognized as the best estimate of the expenditure. As of December 31, 2022, the revenue for Platform Asia, Heritage DLS, and Gen2 Partners DLS are 85 billion Won, 22.3 billion Won, and 90.2 billion Won respectively, and provision is 35.7 billion Won, 22.3 billion Won, and 12.6 billion Won respectively.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Bank’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumption that is considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue- chip bonds	A decrease in profitability of blue-chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Present value of defined benefit obligations	1,186,636	1,412,041
Fair value of plan assets	(1,474,309)	(1,424,725)

Net defined benefit liability(asset)	(287,673)	(12,684)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021

Beginning balance		1,412,041	1,415,957
Current service cost		139,296	150,540
Interest cost		42,202	35,073
Remeasurements	Financial assumptions	(318,158)	(82,914)
	Experience adjustments	(9,617)	(13,428)
Foreign currencies translation adjustments		(4)	29
Retirement benefit paid		(80,245)	(93,943)
Effect of moving in and out of associates		974	727
Other		147	—

Ending balance		1,186,636	1,412,041

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Beginning balance	1,424,725	1,414,926
Interest income	44,631	36,961
Remeasurements	(15,844)	(13,323)
Employer’s contributions	100,000	75,000
Retirement benefit paid	(76,598)	(89,093)
Effect of moving in and out of associates	(296)	2,549
Other	(2,309)	(2,295)

Ending balance	1,474,309	1,424,725

(4)

Plan assets wholly consist of time deposits as of December 31, 2022 and 2021. Among plan assets, realized returns on plan assets amount to 28,787 million Won and 23,638 million Won for the years ended December 31, 2022 and 2021, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 103,359 million Won.

(5)	Amounts related to the defined benefit plan that are recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Current service cost	139,296	150,540
Net interest income(loss)	(2,429)	(1,888)
Cost recognized in profit or loss	136,867	148,652

Remeasurements	(311,932)	(83,019)

Cost recognized in total comprehensive income(loss)	(175,065)	65,633

Retirement benefits related to defined contribution plans recognized as expenses are 2,112 million Won and 2,290 million Won for the years ended December 31, 2022 and 2021, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	December 31, 2022	December 31, 2021
Discount rate	5.35%	3.01%
Future wage growth rate	5.45%	5.46%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 10.11 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

		December 31, 2022(*)	December 31, 2021(*)
Discount rate	Increase by 1% point	(105,500)	(143,753)
	Decrease by 1% point	121,886	169,151
Future wage growth rate	Increase by 1% point	125,653	168,078
	Decrease by 1% point	(112,637)	(145, 570)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant; in practice, more than one assumption are correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(8)	The details of the maturity of the defined benefit obligation as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Within 1 year	27,334	25,390
After 1 year but within 2 years	29,474	30,498
After 2 years but within 5 years	264,718	218,347
After 5 years but within 10 years	504,582	520,271
After 10 years	1,303,544	1,223,136

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Other financial liabilities:
Accounts payable	5,120,067	6,258,028
Accrued expenses	2,807,831	1,704,215
Borrowings from trust accounts	3,650,743	3,297,600
Agency business revenue	213,844	433,040
Foreign exchange payables	809,618	761,363
Domestic exchanges payable	4,615,475	6,703,677
Lease liabilities	180,672	195,574
Other miscellaneous financial liabilities	2,476,478	2,541,035
Present value discount	(1,732)	(1,366)

Sub-total	19,872,996	21,893,166

Other liabilities:
Unearned income	67,824	34,269
Other miscellaneous liabilities	113,351	77,966

Sub-total	181,175	112,235

Total	20,054,171	22,005,401

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	9,311	—	—	—	—
Forwards	2,620,000	—	249,356	—	—
Swaps	138,529,552	—	440,926	193,831	517,710
Purchase options	170,000	—	9,308	—	—
Written options	310,000	—	—	—	16,752
Currency:
Forwards	89,540,297	—	3,075,882	—	1,361,583
Swaps	96,234,758	—	3,089,620	—	5,518,190
Purchase options	487,854	—	23,182	—	—
Written options	570,984	—	—	—	7,929
Equity:
Forwards	183	—	100	—	—
Futures	958,589	—	—	—	—
Swaps	568,835	—	90,237	—	673
Purchase options	29,801,478	—	1,204,475	—	—
Written options	29,874,836	—	—	—	1,544,107

Total	389,676,677	—	8,183,086	193,831	8,966,944

	December 31, 2021
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	8,700	—	—	—	—
Forwards	340,000	—	16,434	—	—
Swaps	136,672,689	95,086	141,367	20,287	317,623
Purchase options	170,000	—	3,959	—	—
Written options	340,000	—	—	—	8,552
Currency:
Forwards	113,575,902	—	2,465,103	—	994,733
Swaps	100,584,084	—	1,444,634	—	2,357,492
Purchase options	1,079,610	—	10,968	—	—
Written options	1,686,787	—	—	—	8,952
Equity:
Forwards	233	—	64	—	—
Futures	337,916	—	—	—	—
Swaps	642,963	—	27,031	—	3,784
Purchase options	17,503,553	—	696,963	—	—
Written options	19,106,573	—	—	—	900,978

Total	392,049,010	95,086	4,806,523	20,287	4,592,114

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the statements of financial position.

(2)	Overview of the Bank’s hedge accounting

The hedging relationships that the Bank applies fair value hedge accounting is affected by interest rate, which is related to Interest Rate Benchmark Reform The interest rates to which the hedging relationships are exposed are USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, CD 3M. The nominal amounts of hedging instruments related to USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, CD 3M are USD 1,850,000,000, USD 525,000,000 AUD 150,000,000, KRW 150,000 million won, respectively. The Bank pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Bank judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of December 31, 2022, the Bank has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,928,127 million Won, and Korean Won denominated loans amounting to 148,856 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M, AUD BBSW 3M, Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Net investment hedge

Foreign currency exposures are made from the Bank’s net investments in Newyork branch, LA branch, Singapore branch and etc. which use USD as a functional currency.

The risk hedged from net investment hedging is the weak risk of KRW against USD, which could reduce the net investment carrying amount of the Bank in Newyork branch, LA branch, Singapore branch.

Some of the bank’s net investments in Newyork branch, LA branch, Singapore branch are hedged in USD-denominated foreign currency bonds (Carrying amount as of December 31, 2022: USD 92,000,000) and mitigated the exchange risk arising from the net assets of branch. The bond was designated as a hedging instrument for changes in the value of net investment resulting from changes in the spot exchange rate of USD/KRW.

To assess the hedge effectiveness, the Bank determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the foreign business investment due to changes in the spot exchange rate and changes in the carrying amount of the liability due to changes in the spot exchange rate. The bank’s policy is to hedge its net investment only within the principal amount of the liability.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD and AUD):

	December 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	150,000	—	—	150,000
Fair value hedge
Foreign exchange risk
Foreign currency denominated debentures (USD) Fair value hedge		92,000,000	—	92,000,000

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000

(4)	The average interest rate of the hedging instrument as of December 31, 2022 and 2021 are as follows:

December 31, 2022
Average interest rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swaps (USD)	Fixed 2.05% receipt and C.SOFR 3M+0.65% floating paid
Interest rate swaps (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid
Interest rate swap (KRW)	Fixed 3.13% receipt and CD 3M floating paid
Hedges of net investment
Foreign exchange risk
Foreign currency denominated debentures(KRW/USD)	1368.65

December 31, 2021
Average interest rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid

(5)	Fair value hedge

1)	The amounts related to items designated as hedging instruments as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions, USD, AUD, EUR):

December 31, 2022
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps	USD 2,375,000,000	—	193,831	Derivative assets (designated for hedging)	(247,765)
	AUD 150,000,000			Derivative liabilities
	150,000			(designated for hedging)

December 31, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps	USD 1,850,000,000	95,086	20,287	Derivative assets (designated for hedging)	(83,821)
	AUD 150,000,000			Derivative liabilities (designated for hedging)

2)	Details of carrying amount to hedge and amount due to hedge accounting as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,928,127	—	(199,804)	Debentures	256,767
Borrowings in foreign currency	—	148,856	—	—	Debentures	1,144

	December 31, 2021
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343

3)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	10,146	Other net operating income(expense)

		For the year ended December 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,522	Other net operating income(expense)

(6)	Hedges of net investment in foreign operations

1)	The amounts related to items designated as hedging instruments in a net investment in a foreign operation as of December 31, 2022 are as follows (Unit: USD and Korean Won in millions):

	December 31, 2022
	Nominal amounts of the hedging instrument		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Debentures in foreign currency	USD	92,000,000	—	116,592	Foreign currency denominated debentures	7,137

2)	The amounts related to items designated as hedged items in net investment in foreign operations as of December 31, 2022 are as follows (Unit: Korean Won in millions):

		December 31, 2022
		Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations	Foreign exchange risk Net assets in a foreign operation	(7,137)	5,174

3)

The amounts recognized in other comprehensive income and profit or loss related to net investment hedges in foreign operations for the year December 31, 2022 are as follows: (Unit: Korean Won in millions):

	December 31, 2022
	Hedge gain or loss recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	5,174
Foreign exchange risk		—	—

There is no reclassified amount in profit or loss from the net investment hedging reserve in foreign operations for the year period ended December 31, 2022.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2022	2021
Beginning balance	29,111	6,939
New transactions	21,656	49,523
Amounts recognized in profits or losses	(32,803)	(27,351)

Ending balance	17,964	29,111

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the transaction price, even though there are differences noted between the transaction price and the fair value produced by the valuation techniques at the time of acquisition. The table above presents the difference yet to be realized as profit or losses as of December 31, 2022 and 2021.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2022	December 31, 2021
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value per share	5,000 Won	5,000 Won
Shares of common stock issued	716,000,000 Shares	716,000,000 Shares
Capital stock	3,581,392 million Won	3,581,392 million Won

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Capital in excess of par value	1,068,420	1,068,420

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2022	December 31, 2021
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400,000
	September 21, 2022	—	5.2	320,000	—
	September 21, 2022	—	5.5	30,000	—
Securities in foreign currencies
	May 16, 2017	—	5.3	—	562,700
	October 4, 2019	—	4.3	662,035	662,035
Issuance cost				(7,219)	(9,569)

Total				2,344,816	2,555,166

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5, 7 or 10 years from the issuance date (Issuer Call). In addition, interest payments can be deferred at the bank’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Accumulated other comprehensive income:
Net gain (loss) on valuation of financial assets at FVTOCI	(645,259)	(179,324)
Gain (loss) on foreign currency translation of foreign operations	(11,414)	(12,203)
Loss on hedges of net investment in foreign operations	5,174	—
Remeasurement gain (loss) related to defined benefit plan	51,132	(175,714)

Sub-total	(600,367)	(367,241)

Other capital adjustments	(60,491)	(27,365)

Total	(660,858)	(394,606)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(179,324)	(660,127)	29,567	164,625	(645,259)
Gain (loss) on foreign currency translation of foreign operations	(12,203)	1,302	—	(513)	(11,414)
Gain (loss) on hedges of net investment in foreign operations	—	7,137	—	(1,963)	5,174
Remeasurement gain (loss) related to defined benefit plan	(175,714)	311,932	—	(85,086)	51,132

Total	(367,241)	(339,756)	29,567	77,063	(600,367)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI includes 10,472 million Won which was transferred to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI(*)	(35,576)	(146,644)	(51,629)	54,525	(179,324)
Gain (loss) on foreign currency translation of foreign operations	(28,369)	22,298	—	(6,132)	(12,203)
Remeasurement gain (loss) related to defined benefit plan	(235,902)	83,018	—	(22,830)	(175,714)

Total	(299,847)	(41,328)	(51,629)	25,563	(367,241)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI includes 2,221 million Won which was transferred to retained earnings due to disposal of equity securities.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Legal reserve	Earned surplus reserve	2,566,754	2,350,754
	Other legal reserve	33,239	33,278

	Sub-total	2,599,993	2,384,032

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,104	8,576,104
	Regulatory reserve for credit loss	2,311,436	2,024,852
	Revaluation reserve	709,137	709,223

	Sub-total	11,840,077	11,553,579

Retained earnings before appropriation		3,660,017	2,942,573

Total		18,100,087	16,880,184

1)	Earned surplus reserve

In accordance with the Article 40, Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

2)	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

3)	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

4)	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

5)	Additional reserve

Additional reserve is a voluntary reserve to retain earnings for capital adequacy and soundness of the Bank’s operation.

6)	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under Korean IFRS for the accounting purpose are lower than provisions for credit loss under RSBB, the Bank is prohibited to provide dividends with the regulatory reserve.

7)	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the Board of Directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting Korean IFRS.

(2) Statements of appropriations of retained earnings (plan) are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2022	2021
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	1,237,077	932,927
Disposal gain or loss in FVOCI financial assets	(10,472)	2,220
Net income	2,547,407	2,152,349
Dividend on/repayment of hybrid equity securities	(113,995)	(144,923)

	3,660,017	2,942,573

Transfer from retained earnings:
Provision of revaluation excess	8,222	86
Credit loss	147,296	—
Other legal reserves	—	39

	155,518	125

Appropriation of retained earnings:
Legal reserve	255,000	216,000
Regulatory reserve for credit loss	—	286,584
Amortization of loss of repayment of hybrid equity securities	60,491	27,365
Cash dividend (dividend per share (%)) (2022: 1,917 won (38%) 2021: 1,642 won (33%))	1,372,572	1,175,672

	1,688,063	1,705,621

Unappropriated retained earnings to be carried forward to next year	2,127,472	1,237,077

The appropriation of retained earnings for the year ended December 31, 2022, is expected to be appropriated at the shareholders’ meeting on March 23, 2023. The appropriation date for the year ended December 31, 2021, was March 24, 2022.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business, the Bank calculates and discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Regulatory reserve for credit loss	2,311,436	2,024,852
Planned provision of regulatory reserve for credit loss	(147,296)	286,584

Ending balance	2,164,140	2,311,436

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2022	2021
Net income	2,547,407	2,152,349
Required provision (reversal) of regulatory reserve for credit loss	(147,296)	286,584
Adjusted net income after the provision (reversal) of regulatory reserve	2,694,703	1,865,765
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)(*)	3,604	2,403

(*)

For the years ended December 31, 2022 and 2021, it was calculated by deducting 113,995 million Won and KRW 144,923 million Won, respectively, of dividends on hybrid securities from adjusted net income after the provision of regulatory reserve.

33.	DIVIDENDS

Dividends for the years ended December 31, 2022 and 2021 are 1,917 Won and 1,642 Won per share, respectively, and the total amount of dividends approved are 1,372,572 million Won and 1,175,672 million Won, respectively.

Dividends as of December 31, 2022 will be proposed at the regular shareholders’ meeting scheduled on March 23, 2023.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Financial assets at FVTPL	44,079	3,361
Financial assets at FVTOCI	585,206	334,749
Securities at amortized cost	497,144	316,147
Loans and other financial assets at amortized cost:
Interest on due from banks	186,049	25,362
Interest on loans	10,181,742	6,882,259
Interest on other receivables	19,461	11,561

Sub-total	10,387,252	6,919,182

Total	11,513,681	7,573,439

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Interest on deposits due to customers	3,732,963	1,660,245
Interest on borrowings	349,900	109,224
Interest on debentures	632,488	415,122
Interest on lease liability	3,833	3,777
Other interest expense	180,431	37,622

Total	4,899,615	2,225,990

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Fees and commission received for brokerage	289,265	286,319
Fees and commission received related to credit	150,138	163,683
Fees and commission received for electronic finance	131,795	132,559
Fees and commission received on foreign exchange handling	44,128	45,048
Fees and commission received on foreign exchange	32,791	31,019
Fees and commission received for guarantee	92,180	92,576
Fees and commission received on securities business	40,884	59,573
Fees and commission from trust management	150,949	134,820
Other fees	151,923	137,689

Total	1,084,053	1,083,286

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Fees and commissions paid	197,790	167,691
Others	149	132

Total	197,939	167,823

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Dividend income related to financial assets at FVTPL
Dividends on stock	10,199	101,977
Dividends on equity capital	19,221	76,883
Dividends on mutual funds	130,055	83,461

Sub-total	159,475	262,321
Dividend income related to financial assets at FVTOCI
Dividends on stock	20,653	21,272
Dividends on equity capital	147	285

Sub-total	20,800	21,557

Total	180,275	283,878

(2)	Details of dividends related to financial assets at FVTOCI for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Dividend income recognized from assets held Equity securities	20,800	21,557

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	282,411	241,046
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	—	102

Total	282,411	241,148

(2)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2022	2021
Financial assets at FVTPL	Securities	Gain on transactions and valuation	263,560	192,715
		Loss on transactions and valuation	(440,566)	(147,200)

		Sub-total	(177,006)	45,515

	Loans	Gain on transactions and valuation	9,045	1,116
		Loss on transactions and valuation	—	(1)

		Sub-total	9,045	1,115

	Other financial assets	Gain on transactions and valuation	7,666	3,827
		Loss on transactions and valuation	(7,396)	(3,360)

		Sub-total	270	467

	Sub-total		(167,691)	47,097

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	5,191,764	1,982,653
		Loss on transactions and valuation	(3,639,595)	(1,750,576)

		Sub-total	1,552,169	232,077

	Currency derivatives	Gain on transactions and valuation	14,543,215	9,676,717
		Loss on transactions and valuation	(15,631,827)	(9,725,286)

		Sub-total	(1,088,612)	(48,569)

	Equity derivatives	Gain on transactions and valuation	2,836,844	1,754,671
		Loss on transactions and valuation	(2,850,334)	(1,744,294)

		Sub-total	(13,490)	10,377

	Other derivatives	Gain on transactions and valuation	48	64
		Loss on transactions and valuation	(13)	—

	Sub-total		35	64

	Total		450,102	193,949

	Total		282,411	241,046

(3)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Net gain(loss) on equity-linked securities
Net gain(loss) on disposal of equity-linked securities	—	102

Total	—	102

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Net loss on redemption of securities	(7)	(23)
Net gain on disposal of securities	(22,858)	30,463

Total	(22,865)	30,440

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Reversal of (provision for) Impairment loss due to credit loss on financial assets measured at FVTOCI	869	(5,064)
Provision for impairment loss due to credit loss on securities at amortized cost	(2,981)	(631)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(381,902)	(162,391)
Reversal of (provision for) provision on guarantee	(4,166)	11,611
Reversal of (provision for) unused loan commitment	(2,432)	12,961

Total	(390,612)	(143,514)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2022	2021
Employee benefits	Short-term employee benefits	Salaries	1,444,757	1,303,147
		Employee benefits	467,422	443,263
	Share based payments		7,475	14,147
	Retirement benefit service costs		138,980	150,943
	Termination		154,697	171,316

	Sub-total		2,213,331	2,082,816

Depreciation and amortization			375,217	397,138

Other general and administrative expenses	Rent		49,366	48,598
	Taxes and public dues		114,240	97,608
	Service charges		203,735	204,257
	Computer and IT related		262,608	246,966
	Telephone and communication		41,132	38,326
	Operating promotion		36,935	31,286
	Advertising		143,363	90,895
	Printing		4,641	4,393
	Traveling		5,274	3,784
	Supplies		4,743	4,398
	Insurance premium		3,425	3,128
	Reimbursement		7,465	8,145
	Maintenance		14,422	14,533
	Water, light and heating		12,595	11,653
	Vehicle maintenance		6,909	6,032
	Others		45,629	4,194

	Sub-total		956,482	818,196

	Total		3,545,030	3,298,150

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Gain on transactions of foreign exchange	1,288,360	532,034
Gain related to derivatives (Hedging purpose)	1,288	—
Gain on fair value hedged items	257,910	106,253
Others	22,132	36,277

Total	1,569,690	674,564

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Losses on transactions of foreign exchange	1,105,043	357,096
KDIC deposit insurance premium	409,256	394,746
Contribution to miscellaneous funds	399,911	365,580
Losses related to derivatives (Hedging purpose)	250,267	93,084
Losses on fair value hedged items	—	1,947
Others (*)	87,823	75,965

Total	2,252,300	1,288,418

(*)	‘Others’ for the years ended December 31, 2022 and 2021 includes 14,664 million Won and 13,693 million Won, respectively, of amortization expense for intangible assets.

(4)	Share-based Payment

Details of performance condition share-based payment granted to executives as of December 31, 2022 and 2021 are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		January 1, 2023
Fair value (Unit: Korean Won) (*1)		12,406
Valuation methods		Black-Scholes Model
Dividend yield		5.05%
Expected maturity		0 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2022	524,746 shares
	As of December 31, 2021	524,746 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		January 1, 2024
Fair value (Unit: Korean Won) (*1)		11,706
Valuation method		Black-Scholes Model
Dividend yield		5.05%
Expected maturity		1 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2022	755,073 shares
	As of December 31, 2021	755,073 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		January 1, 2025
Fair value (Unit: Korean Won) (*1)		11,215
Valuation methods		Black-Scholes Model
Dividend yield		5.05%
Expected maturity		2 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2022	865,717 shares
	As of December 31, 2021	865,717 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		January 1, 2026
Fair value (Unit: Korean Won) (*1)		10,662
Valuation methods		Black-Scholes Model
Dividend yield		5.05%
Expected maturity		3 years
Number of shares measured as of the closing date (*2),(*3)	As of September 30, 2022	744,943 shares
	As of December 31, 2021	—

(*1)

As of December 31, 2022, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

(*3)	As of December 31, 2022, the remaining quantity and granted quantity are the same.

2)

The Bank accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2022 and 2021, the book value of the liabilities related to the performance condition share-based payments recognized by the bank is 33,068 million Won and 25,593 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Impairment loss	—	(1,902)
Reversal of impairment loss	—	48,792

Total	—	46,890

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Other non-operating income	203,190	153,902
Other non-operating expenses	(152,907)	(144,155)

Total	50,283	9,747

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Rental fee income	32,951	27,546
Dividend gains on investment assets of subsidiaries and associates	48,722	61,672
Gains on disposal of asset held for sale	24,100	33,409
Gains on disposal of premises and equipment, intangible assets and other assets	25,317	1,493
Others	72,100	29,782

Total	203,190	153,902

(*)	‘Others’ for the year ended December 31, 2022 includes 46,536 million Won of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Depreciation on investment properties	5,602	5,325
Interest expenses of rent leasehold deposits	997	708
Losses on disposal of premises and equipment, intangible assets and other assets	2,117	2,050
Impairment losses of premises and equipment, intangible assets and other assets	144	276
Donation	42,145	34,300
Others (*)	101,902	101,496

Total	152,907	144,155

(*)

‘Others’ for the year ended December 31, 2022 include 63,354 million Won of other special loss related to embezzlement incidents and 18,458 million Won of other special loss related to other provisions. ‘Others’ for the year ended December 31, 2021 include 75,921 million Won of other special loss related to other provisions.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Current tax expense
Current tax expense in respect of the current year	1,030,142	664,053
Adjustments recognized in the current period in relation to the current tax of prior periods	(13,003)	(1,942)
Deferred tax charged directly to equity	(1,963)	—

Sub-total	1,015,176	662,111

Deferred tax expense
Change in deferred tax assets(liabilities) relating to the temporary differences	(234,573)	37,879
Deferred tax charged directly to equity	79,026	25,563

Sub-total	(155,547)	63,442

Income tax expense	859,629	725,553

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Net income before income tax expense	3,407,037	2,877,902
Tax calculated at statutory tax rate (*)	926,573	781,061
Adjustments
Effect of income that is exempt from taxation	(34,736)	(43,120)
Effect of expense not deductible in determining taxable profit	(302)	13,706
Adjustments recognized in the current period in relation to the current tax of prior periods	(13,004)	(1,942)
Effect of income tax expense that is resulting from consolidation	(35,482)	(34,587)
Others	16,580	10,435

Sub-total	(66,994)	(55,508)

Income tax expense	859,629	725,553

Effective tax rate	25.2%	25.2%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain on financial assets at FVTPL	173,896	52,773	156,387	383,056
Gain(loss) on valuation of derivatives	(149,002)	174,476	—	25,474
Accrued income	(79,519)	(27,282)	—	(106,801)
Reversal of (provision for) loan losses	1,196	(890)	—	306
Loans and receivables written off	4,565	(166)	—	4,399
Deferred loan origination costs and fees	(156,730)	14,529	—	(142,201)
Defined benefit liability	397,955	14,144	(85,086)	327,013

	For the year ended December 31, 2022
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Deposits with employee retirement insurance trust	(395,248)	(19,303)	—	(414,551)
Reversal of (provision for) guarantees	5,724	1,464	—	7,188
Other provision	78,322	1,439	—	79,761
Others	(54,821)	(55,638)	7,725	(102,734)

Net deferred tax assets (liabilities)	(173,662)	155,546	79,026	60,910

	For the year ended December 31, 2021
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	182,952	(63,581)	54,525	173,896
Loss on valuation of derivatives	(146,137)	(2,865)	—	(149,002)
Accrued income	(60,390)	(19,129)	—	(79,519)
Reversal of (provision for) loan losses	884	312	—	1,196
Loans and receivables written off	4,565	—	—	4,565
Deferred loan origination costs and fees	(145,459)	(11,271)	—	(156,730)
Defined benefit liability	394,167	26,618	(22,830)	397,955
Deposits with employee retirement insurance trust	(391,460)	(3,788)	—	(395,248)
Reversal of (provision for) guarantees	6,132	(408)	—	5,724
Other provision	64,004	14,318	—	78,322
Others	(45,041)	(3,648)	(6,132)	(54,821)

Net deferred tax assets (liabilities)	(135,783)	(63,442)	25,563	(173,662)

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Deductible temporary differences	258,693	258,693
Taxable temporary differences	(108,055)	(108,055)

Total	150,638	150,638

No deferred income tax asset has been recognized for the deductible temporary difference of 258,693 million Won associated with investments in subsidiaries and associates as of December 31, 2022, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 108,055 million Won associated with investment in subsidiaries and associates as of December 31, 2022, due to the following reasons:

- The Bank can control the timing of the reversal of the temporary differences.

- It is probable that the temporary differences will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Net gain or loss on valuation of financial assets at FVTOCI	232,644	68,019
Foreign currency translation of foreign operations	4,115	4,630
Hedges of net investment in foreign operations	(1,963)	—
Remeasurements of the net defined benefit liability	(18,435)	66,650

Total	216,361	139,299

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Current tax assets	13,534	1,384
Current tax liabilities	664,012	445,716

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2022	2021
Net income for the period attributable to common shareholders	2,547,407	2,152,349
Dividends to hybrid securities	(113,995)	(144,923)
Net income attributable to common shareholders	2,433,412	2,007,426
Weighted-average number of common shares outstanding	716	716
Basic EPS (Unit: Korean Won)	3,399	2,804

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2022
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-12-31	716,000,000	365	261,340,000,000

	Sub-total (①)			261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

	For the year ended December 31, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-12-31	716,000,000	365	261,340,000,000

	Sub-total (①)			261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2022 and 2021.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2022(*)	December 31, 2021(*)
Confirmed guarantees
Guarantee for loans	39,684	38,897
Acceptances	188,012	283,851
Guarantees in acceptances of imported goods	97,920	111,195
Other confirmed guarantees	7,065,820	7,090,747

Sub-total	7,391,436	7,524,690

Unconfirmed guarantees
Local letter of credit	150,075	243,071
Letter of credit	2,970,804	3,098,906
Other unconfirmed guarantees	1,084,595	716,900

Sub-total	4,205,474	4,058,877

Commercial paper purchase commitments and others	347,347	3,205,809

Total	11,944,257	14,789,376

(*)	Includes financial guarantees of 3,714,228 million Won and 6,620,037 million Won as of December 31, 2022 and 2021, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Loan commitments	75,023,259	69,007,874
Other commitments	7,096,344	5,569,764

(3)	Litigation case

Legal cases where the Bank is involved are as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2022		December 31, 2021
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	33 cases	160 cases	33 cases	145 cases
Amount of litigation	279,960	334,543	203,621	343,107
Provisions for litigations		16,453		17,422

(*)

The number of cases as of December 31, 2022 and 2021 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the substantive party is not the Bank, or fraudulent lawsuits.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank as of December 31, 2022 and 2021 and its assets and liabilities recognized as of December 31, 2022 and 2021 and major transactions with related parties for the years ended December 31, 2022 and 2021 and compensation to key management are as follows:

(1)	Related parties

Related parties
Parent company	Woori Financial Group Inc.

Subsidiaries	Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil, S.A Korea BTL Infrastructure Fund, WOORI BANK(CAMBODIA) PLC.(*), Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, Woori Bank Europe, Woori Bank Principal Guaranteed Trust and Woori Bank Principal and Interest Guaranteed Trust(Consolidated Trusts), Kumho Trust First Co., Ltd. and 53 SPCs, Heungkuk Global Private Placement Investment Trust No. 1 and 16 beneficiary certificates

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte Card Co., Ltd., K BANK Co., Ltd. and others (Dongwoo C & C Co., Ltd. and 34 associates),

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Bank Co., Ltd. and its subsidiaries, Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and its subsidiaries and associates, Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori Global Asset Management Co., Ltd. and its subsidiaries, Woori Asset Trust Co. Ltd., Woori Finance Capital and its subsidiaries and associates, Woori Financial F&I Inc., Woori Savings Bank, Woori G Japan Private Real Estate Investment Trust No. 1, Godo Kaisha Oceanos No. 1,WOORI ZIP 1 and WOORI ZIP 2, JC Assurance Private Equity Fund No. 2, IGEN2022No. 1 Private Equity Fund

(*)	WB Finance Co., Ltd. changed its name to WOORI BANK(CAMBODIA) PLC. for the year ended December 31, 2021.

(2)	Major assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2022	December 31, 2021
Parent	Woori Financial Group Inc.	Other Assets	15,917	850
		Deposits due to customers	1,613,361	738,725
		Other liabilities	645,807	425,052
Subsidiaries	Woori America Bank	Cash and cash equivalents	16,181	5,921
		Loans	16,214	16,108
		Loss allowance	(4)	(7)
	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	5,799	5,019
		Loans	582,958	438,635
		Loss allowance	(348)	(682)
		Other assets	—	471
		Other liabilities	—	3
	Woori Global Markets Asia Ltd.	Loans	422,470	452,423
		Loss allowance	(252)	(300)
		Deposits due to customers	11,999	19,612
		Borrowings	—	3,238
	Woori Bank China Ltd.	Cash and cash equivalents	19,105	17,660
		Loans	15,539	266,056
		Loss allowance	(8)	(391)
		Other assets	7,322	4,342
		Derivative assets	4	15
		Deposits due to customers	196,488	144,602
		Borrowings	5,448	732
		Other liabilities	7,318	4,185
		Derivative liabilities	1,724	678

Related parties		A title of account	December 31, 2022	December 31, 2021
	AO Woori Bank	Cash and cash equivalents	7,423	5,497
		Loans	148,839	136,121
		Loss allowance	(2,771)	(211)
		Other assets	1,019	122
	WOORI BANK(CAMBODIA) PLC. (*1)	Loan	763,168	638,036
		Loss allowance	(456)	(423)
		Other liabilities	28	13
	Woori Finance Myanmar Co., Ltd.(*1)	Loans	7,894	7,113
		Loss allowance	(5)	(5)
		Other liabilities	78	54
	Woori Bank Vietnam Limited	Cash and cash equivalents	13,454	—
		Loans	53,098	496,479
		Loss allowance	(32)	(338)
		Other assets	2	11
		Deposits due to customers	1,972	2,050
		Borrowings	304,152	378,601
		Other liabilities	2,813	432
	Woori Bank Europe	Cash and cash equivalents	2,705	13,418
		Loans	533,726	144,857
		Loss allowance	(318)	(57)
		Other assets	2,147	34
		Borrowings	47,372	38,997
		Other liabilities	530	—
	Banco Woori Bank do Brasil, S.A	Loans	8,491	3,557
		Loss allowance	(2)	(2)
	Wealth Development Bank	Other liabilities	34	19
	Korea BTL Infrastructure Fund	Other assets	9	9
		Other liabilities	175,625	190,145
	Consolidated SPC	Loans	2,469,820	463,360
		Loss allowance	(2,153)	(765)
		Other assets	550	657
		Derivative assets	568	5,126
		Deposits due to customers	10,541	15,816
		Other liabilities	16,349	9,825
		Derivative liabilities	30,563	7,783
	Consolidated Beneficiary certificates	Other assets	—	20
		Derivative liabilities	1,618	267
Associates	W Service Networks Co., Ltd.	Deposits due to customers	3,298	2,832
		Other liabilities	8	306
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	4,450	1,557
		Other liabilities	40	—
	Korea Finance Security Co., Ltd.	Loans	3,397	3,397
		Loss allowance	(45)	(6)
		Deposits due to customers	1,764	1,887
		Other liabilities	3	1
	Lotte Card Co., Ltd.	Loans	50,000	3,750
		Loss allowance	(30)	(39)
		Other assets		10
		Deposits due to customers	35,986	13,482
		Other liabilities	74	91

Related parties		A title of account	December 31, 2022	December 31, 2021
	K BANK Co., Ltd.	Other liabilities	108,156	84,935
	Others (*2)	Loans	251	—
		Loss allowance	(1)	—
		Deposits due to customers	2,807	1,063
		Other liabilities	1	3
Other related parties	Woori Card Co., Ltd. and its subsidiaries	Loans	5,069	4,742
		Loss allowance	(8)	—
		Other assets	15,891	12,623
		Deposits due to customers	59,217	55,209
		Derivative liabilities	42,875	15,810
		Other liabilities	21,653	13,907
	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Other assets	10,124	3,555
		Deposits due to customers	38,237	52,891
		Other liabilities	26,955	20,359
	Woori FIS Co., Ltd.	Other assets	121	115
		Deposits due to customers	21,183	17,993
		Other liabilities	20,347	20,626
	Woori Private Equity Asset Management Co., Ltd., and its associates	Deposits due to customers	45,635	1,903
		Other liabilities	320	—
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	1,338	1,268
		Other liabilities	479	515
	Woori Credit Information Co., Ltd.	Other assets	5	5
		Deposits due to customers	8,984	14,180
		Other liabilities	10,066	10,427
	Woori Fund Service Co., Ltd.	Deposits due to customers	16,395	13,652
		Other liabilities	1,625	1,333
	Woori Asset Management Co., Ltd. and its subsidiaries and associates.	Deposits due to customers	12,393	11,555
		Other liabilities	167	—
	Woori Global Asset Management Co., Ltd., and its subsidiaries and associates	Deposits due to customers	1,408	659
		Other liabilities	86	30
	Woori Asset Trust Co., Ltd.	Deposits due to customers	142,088	47,603
		Other liabilities	408	12
	Woori Finance Capital and its subsidiaries and associates Woori Financial F&I Inc.	Deposits due to customers	29,392	35,524
		Other liabilities	166	51
		Derivative assets	—	57
		Derivative liabilities	1,453	342
		Deposits due to customers	12,298	—
	Woori G Japan Private Real Estate Investment Trust No.1	Loans	20,459	21,939
		Loss allowance	(8)	—
		Other assets	25	—
		Deposits due to customers	157	181
		Derivative liabilities	2,914	1,528
	Woori Savings bank	Other assets	29	16
	Godo Kaisha Oceanos No. 1	Loans	39,814	43,033
		Loss allowance	(32)	(124)
		Other assets	35	—

Related parties	A title of account	December 31, 2022	December 31, 2021
WOORI ZIP 1	Loans	11,819	12,775
	Other assets	22	—
WOORI ZIP 2	Loans	16,776	18,132
	Loss allowance	(1)	—
	Other assets	31	—
JC Assurance Private Equity Partnership No. 2	Deposits due to customers	93	—
Izen 2022 Private Equity Partnership No. 1	Deposits due to customers	722	—

(*1)	WB Finance Co., Ltd. changed its name to WOORI BANK(CAMBODIA) PLC. during the year ended December 31, 2021.
(*2)

Others include Partner One Value Up I Private Equity Fund, Woori Growth Partnerships New Technology Private Equity Fund, 2016 KIF-IMM Woori Bank Technology Venture Fund and others as of December 31, 2022 and December 31, 2021.

(3)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the year ended December 31, 2022
Related party		A title of account	2022	2021
Parent company	Woori Financial Group	Fees income	12	13
		Other income	4,376	3,827
		Interest expenses	25,614	4,236
		Fee expenses	1,596	1,306
Subsidiaries5-	Woori America Bank	Interest income	91	—
		Fees income	288	209
		Other income	199	177
		Provision of impairment losses due to credit loss	(3)	1
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	21,603	3,600
		Fees income	162	176
		Dividends income	11,345	4,116
		Provision(Reversal) of impairment losses due to credit loss	(334)	(100)
	Woori Global Markets Asia Limited	Interest income	8,054	2,417
		Fees income	58	—
		Interest expenses	56	45
		Provision(Reversal) of impairment losses due to credit loss	(48)	23
	Woori Bank China Limited	Interest income	602	511
		Fees income	493	466
		Gain on derivatives	24	67
		Interest expenses	1,286	274
		Fee expenses	39	35
		Losses on derivatives	1,083	1,337
		Provision(Reversal) of impairment losses due to credit loss	(384)	36
	AO Woori Bank	Interest income	2,248	485
		Provision(Reversal) of impairment losses due to credit loss	2,560	14
		Fees income	4	4

			For the year ended December 31, 2022
Related party		A title of account	2022	2021
	Banco Woori Bank do Brasil, S.A	Interest income	117	3
		Fees income	9	4
		Provision(Reversal) of impairment losses due to credit loss	—	2
	Korea BTL Infrastructure Fund	Dividends income	23,155	21,952
		Fees income	73	75
	Woori Finance Myanmar Co., Ltd.	Interest income	286	122
		Fees income	17	21
		Provision of impairment losses due to credit loss	24	8
	Woori Bank Vietnam Limited	Interest income	255	69
		Fees income	228	203
		Interest expenses	9,483	976
		Reversal of impairment losses due to credit loss	(292)	334
	WOORI BANK(CAMBODIA) PLC. (*1)	Interest income	3,710	7,640
		Fees income	310	216
		Provision of impairment losses due to credit loss	48	136
	Wealth Development Bank	Fees income	15	—
		Provision of impairment losses due to credit loss	15	—
	Woori Bank Europe	Interest income	4,949	170
		Reversal of impairment losses due to credit loss	261	19
		Fees income	25	23
		Interest expenses	1,642	—
				—
	Consolidated trusts	Other income	6,193	5,832
		Interest expenses	3,623	1,010
		Other expenses	—	2
	Consolidated beneficiary certificates	Fees income	—	77
		losses on derivatives	1,351	1,148
	Consolidated SPC	Interest income	1,591	1,196
		Fees income	13,114	20,440
		Gain on derivatives	627	1,769
		Interest expenses	6	4
		Losses on derivatives	27,658	26,608
		Provision of impairment losses due to credit loss	(1,391)	(910)
Associates	W Service Networks Co., Ltd.	Dividend income	4	4
		Other income	—	30
		Interest expenses	14	7
	Korea Credit Bureau Co., Ltd.	Dividends income	—	90
		Interest expenses	40	4

			For the year ended December 31, 2022
Related party		A title of account	2022	2021
	Korea Finance Security Co., Ltd.	Interest income	141	80
		Interest expenses	3	2
		Provision of impairment losses due to credit loss	42	(1)
	Lotte Card Co., Ltd	Interest income	83	196
		Fees income	7,624	10,248
		Dividends income	12,960	10,374
		Interest expenses	1,902	462
		Provision(Reversal) of impairment losses due to credit loss	(27)	(59)
	Others (*2)	Provision(Reversal) of impairment losses due to credit loss	1	—
		Dividends income	1,259	8,683
		Interest expenses	10	17
Other related parties	Woori Card Co., Ltd and its subsidiaries	Interest income	403	284
		Fees income	106,763	106,194
		Other income	415	524
		Interest expenses	275	81
		Fees expenses	645	488
		Losses on derivatives	27,065	21,132
		Provision(Reversal) of impairment losses due to credit loss	12	20
	Woori Investment Bank Co., Ltd and its subsidiaries and associates	Interest income	41	128
		Fees income	1,590	1,094
		Other income	15	2,199
		Fees expenses	477	—
		Interest expenses	63	42
		Provision(Reversal) of impairment losses due to credit loss	11	(15)
	Woori FIS Co., Ltd	Fees income	548	506
		Other income	9,907	9,495
		Interest expenses	1	2
		Other expenses	234,676	217,697
	Woori Private Equity Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	11	15
		Interest expenses	325	5
	Woori Finance Research Institute Co., Ltd.	Fees income	18	17
		Interest expenses	38	16
		Other income	752	648
	Woori Credit Information Co., Ltd	Fees income	79	85
		Other income	637	546
		Interest expenses	328	238
		Fees expenses	12,735	13,182

		For the year ended December 31, 2022
Related party	A title of account	2022	2021
Woori Fund Service	Fees income	239	230
	Other income	371	255
	Interest expenses	323	130
Woori Asset Management co., Ltd and its subsidiaries and associates	Fees income	52	47
	Interest expenses	177	35
Woori global asset Management co., Ltd and its subsidiaries and associates	Fees income	20	17
	Fees expenses	797	812
Woori asset trust Co., Ltd	Fees income	188	159
	Interest expenses	1,480	134
	Fees expenses	4,640	3,959
Woori Finance Capital and its subsidiaries and associates	Interest income	—	1,239
	Fee income	2,867	3,390
	Interest expenses	34	54
	Other expenses	1,060	—
	Gain on derivatives	—	1,440
	Losses on derivatives	1,112	1,440
	Reversal of impairment losses due to credit loss	(29)	(68)
Woori Financial F&I Inc.	Interest expenses	275	—
Woori savings bank	Fee income	1,155	470
Godo Kaisha Oceanos No. 1	Interest income	398	430
	Provision(Reversal) of impairment losses due to credit loss	(92)	(2)
Woori G Japan Private Real Estate Investment Trust No.1	Interest income	286	—
	Gain on derivatives	2	—
	Losses on derivates	1,394	402
WOORI ZIP 1	Interest income	130	103
WOORI ZIP 2	Interest income	185	146
Izen 2022 Private Equity Partnership No. 1	Interest expense	1	—

(*1)	These related parties were transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2021.
(*2)	Others include Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and others as of December 31, 2022 and 2021.

(4)	Major fund transactions with related parties for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	438,635	576,778	441,165	8,710	582,958
	Woori Global Markets Asia Limited	452,423	971,378	999,413	(1,918)	422,470
	Woori Bank China Limited	266,056	33,065	282,906	(676)	15,539
	AO Woori Bank	136,121	534,582	522,983	1,120	148,840
	Banco Woori Bank do Brasil, S.A	3,557	20,720	16,237	451	8,491
	Woori Finance Myanmar Co., Ltd.	7,113	290	—	491	7,894
	Woori Bank Vietnam Limited	496,479	194,005	636,396	(990)	53,098
	WOORI BANK(CAMBODIA) PLC. (*2)	638,036	301,431	217,385	41,086	763,168
	Woori America Bank	16,108	49,321	49,320	105	16,214
	Woori Bank Europe	144,857	566,233	173,708	(3,656)	533,726
	Consolidated SPC	463,360	2,759,141	773,343	20,662	2,469,820

Associates	Lotte Card Co., Ltd.	3,750	50,000	3,750	—	50,000
	Korea Finance Security Co., Ltd.	3,397	2,000	2,000	—	3,397
	Others(*3)	—	251	—	—	251

Other related Parties	Woori G Japan Private Real Estate Investment Trust No.1	21,939	—	—	(1,480)	20,459
	Woori Card Co., Ltd. and its subsidiaries	4,742	—	—	327	5,069
	Godo Kaisha Oceanos No. 1	43,033	41,467	43,033	(1,653)	39,814
	WOORI ZIP 1	12,775	—	—	(956)	11,819
	WOORI ZIP 2	18,132	—	—	(1,356)	16,776

(*1)	Settlement payment from normal operation among the related parties were excluded, and in case of a limited loan, it was presented as a net increase or decrease.
(*2)	WB Finance Co., Ltd. changed its name to WOORI BANK(CAMBODIA) PLC. during the year ended December 31, 2021.
(*3)	JoongAng Network Solution Co., Ltd., a related parties were included, it was converted into a related company during the period, so it was marked as a limited loan.

		For the year ended December 31, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	435,200	320,085	326,400	9,750	438,635
	Woori Global Markets Asia Limited	340,715	1,153,564	1,072,794	30,938	452,423
	Woori Bank China Limited	211,230	269,937	214,941	(170)	266,056
	AO Woori Bank	108,765	278,185	252,570	1,741	136,121
	Woori Finance Myanmar Co., Ltd.	6,528	—	—	585	7,113
	Woori Bank Vietnam Limited	4,189	494,542	2,260	8	496,479
	WOORI BANK(CAMBODIA) PLC. (*2)	352,730	524,710	268,910	29,506	638,036
	Woori America Bank	16,059	—	—	49	16,108
	Woori Bank Europe	21,216	144,857	21,266	50	144,857
	Banco Woori Bank do Brasil, S.A	—	3,557	—	—	3,557
	Consolidated SPC	39,449	459,509	34,863	(735)	463,360

Associates	Lotte Card Co., Ltd.	7,500	—	3,750	—	3,750
	Korea Finance Security Co., Ltd.	3,397	—	—	—	3,397

Other related Parties	Woori Investment Bank Co., Ltd. and its subsidiaries	7,600	10,500	18,100	—	—
	Woori Card Co., Ltd. and its subsidiaries	4,352	—	—	390	4,742
	Woori Finance Capital and its subsidiaries (*3)	70,000	—	70,000	—	—
	Woori G Japan Private Real Estate Investment Trust No. 1	23,539	—	—	(1,600)	21,939

		For the year ended December 31, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)

Other related Parties	Godo Kaisha Oceanos No. 1	44,036	—	—	(1,003)	43,033
	WOORI ZIP 1	—	13,121	—	(346)	12,775
	WOORI ZIP 2	—	18,624	—	(492)	18,132

(*1)	Settlement payment from normal operation among the related parties were excluded, and in case of a limited loan, it was presented as a net increase or decrease.
(*2)	Mergers between subsidiaries occurred for the year ended December 31, 2021.

(5)	Changes in major deposits due to customers with related parties for years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	520,000	3,930,000	2,855,000	1,595,000
Subsidiaries	Woori Global Markets Asia Limited	14,519	—	14,519	—
Associates	W Service Networks Co., Ltd.	1,180	1,200	1,180	1,200
	Partner One Value Up I Private Equity Fund	329	550	779	100
	Korea Credit Bureau Co., Ltd.	—	3,000	—	3,000
Other related parties	Woori Credit Information Co., Ltd.	11,699	2,500	9,500	4,699
	Woori Fund Service Co., Ltd.	11,500	14,500	11,500	14,500
	Woori Investment Bank Co., Ltd and its subsidiaries and associates	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	800	8,900	9,700	—
	Woori Asset Trust. Ltd.	6,000	379,918	289,918	96,000
	Woori Financial F&I Inc.	—	270,000	270,000	—
	Woori Private Equity Asset Management Co., Ltd.	—	42,000	—	42,000
	Woori Asset Management Corp and its subsidiaries and associates	—	10,000	—	10,000
			—

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

		For the year ended December 31, 2021
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	450,000	2,250,000	2,180,000	520,000
Subsidiaries	Woori Global Markets Asia Limited	—	14,519	—	14,519
Associates	W Service Networks Co., Ltd.	1,180	1,180	1,180	1,180
	Partner One Value Up I Private Equity Fund	863	637	1,171	329
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	1,500	3,600	4,300	800
	Woori Credit Information Co., Ltd.	14,199	19,500	22,000	11,699
	Woori Fund Service Co., Ltd.	9,300	11,500	9,300	11,500
	Woori Asset Trust. Ltd.	34,000	89,367	117,367	6,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Global Markets Asia Limited	3,238	—	3,238	—	—
	Woori Bank China Limited	732	5,441	726	—	5,447
	Woori Bank Vietnam Limited	378,601	395,649	470,098	—	304,152
	Woori Bank Europe	38,997	47,363	38,987	—	47,373
Other related parties	Woori Card Co., Ltd. and its subsidiaries	13,051	196,531	188,664	—	20,918

		For the year ended December 31, 2021
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Bank China Limited	—	732	—	—	732
	Woori Global Markets Asia Limited	2,990	—	—	248	3,238
	Woori Bank Vietnam Limited	183,874	378,601	183,874	—	378,601
	Woori Bank Europe	29,234	38,997	29,234	—	38,997
Other related parties	Woori Card Co., Ltd. and its subsidiaries	14,622	183,804	185,375	—	13,051

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

1)	As of December 31, 2022 and 2021, guarantees provided to the related parties by the Bank are as follows:

	December 31, 2022	December 31, 2021	Warranty
PT Bank Woori Saudara Indonesia 1906 Tbk	47,803	40,518	Confirmed guarantees in foreign currencies and others
Woori Bank China Limited	47,978	61,255	Confirmed guarantees in foreign currencies and others
AO Woori Bank	12,183	37,096	Confirmed guarantees in foreign currencies and others
Banco Woori Bank do Brasil S.A.	2,617	9,901	Confirmed guarantees in foreign currencies and others
Woori Global Markets Asia Limited	219,233	199,036	Confirmed guarantees in foreign currencies
Woori Bank Europe	14,012	12,282	Confirmed guarantees in foreign currencies and others
Woori Finance Myanmar Co., Ltd.	19,415	20,035	Confirmed guarantees in foreign currencies
Woori Bank Vietnam Limited	52,675	93,434	Confirmed guarantees in foreign currencies and others
Wealth Development Bank	17,235	25,698	Confirmed guarantees in foreign currencies

2)	As of December 31, 2022 and 2021, guarantees and unused commitments provided from the related parties are as follows:

	December 31, 2022	December 31, 2021	Warranty
Woori Card Co., Ltd., and its subsidiaries	128,964	176,130	Loan commitment in local currency
Woori Bank Vietnam Limited	128,430	231,007	Confirmed guarantees in foreign currencies and others
PT Bank Woori Saudara Indonesia 1906 Tbk	2,041	5,771	Confirmed guarantees in foreign currencies and others
Woori Bank China Limited	59,887	160,168	Confirmed guarantees in foreign currencies and others

(8)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2022	December 31, 2021
Woori Card Co., Ltd. and its subsidiaries	Derivatives	543,460	337,100
	Unsettled commitment	500,000	500,000
Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Unsettled commitment	150,000	100,000
Woori Finance Capital and its subsidiaries and associates	Derivatives	40,000	80,000
	Unsettled commitment	150,000	240,000
PT Bank Woori Saudara Indonesia 1906 Tbk	Unsettled commitment	—	11,855
Woori Finance Myanmar Co., Ltd.	Unsettled commitment	825	—
Woori Bank China Limited	Derivatives	16,258	19,129
WOORI BANK(CAMBODIA) PLC.	Loan commitment in foreign currency	121,661	73,264
	Unsettled commitment	65,646	—
Korea BTL Infrastructure Fund	Securities purchase commitment	240,078	240,078
Woori Bank Vietnam Ltd.	Unsettled commitment	93,139	51,044
Consolidated securities	Derivatives	13,936	13,845
	Securities purchase commitment	753,756	1,014,549
Consolidated SPC	Loan commitment in local currency	221,800	2,414,080
	Unsettled commitment	9,509	9,051
	Derivatives	1,866,900	2,350,400
Korea Finance Security Co., Ltd.	Unsettled commitment	403	603
Lotte Card Co., Ltd.	Unsettled commitment	450,000	500,000
Woori-Q Corporate Restructuring Private Equity Fund	Securities purchase commitment	9,284	8,215
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd. Partnership	Securities purchase commitment	4,664	4,664
Crevisse Raim Impact No. 1 Startup Venture Specialist Private Equity Fund	Securities purchase commitment	325	425
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	Securities purchase commitment	349,177	457,558
Woori G Private Placement Investment Trust No. 1	Securities purchase commitment	251,940	301,504
JC Assurance Private Equity Fund No. 2	Securities purchase commitment	859	859
Woori Seoul Expressway Private Placement Investment Trust No. 1	Securities purchase commitment	37,146	39,458
Woori G Japan Private Real Estate Investment Trust No. 1	Derivatives	16,644	18,633
Woori G GP Commitment Loan Private Placement Investment Trust No. 1	Securities purchase commitment	6,274	10,120
WooriG Equity Bridge Loan Private Placement Investment Trust No.1	Securities purchase commitment	39,000	46,800
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	Securities purchase commitment	626,215	108,033

	Warranty	December 31, 2022	December 31, 2021
Woori G GP Commitment Loan Private Placement Investment Trust No. 2	Securities purchase commitment	9,560	—
Starset No.3 Venture Specialist Private Equity Fund	Securities purchase commitment	13,500
Woori G Equity Investment General Type Private Investment Trust No.1	Securities purchase commitment	456	—
Woori G Senior Loan Private Placement Investment Trust No.2	Securities purchase commitment	180,000	—
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Securities purchase commitment	990,000	—
Woori G Global Mid-market Secondaries Private Placement Investment Trust No. 1	Securities purchase commitment	12,105	—
Woori G Renewable New Deal Private Placement Investment Trust No.1	Securities purchase commitment	35,025	—
Woori G Private Investment Trust No. 5	Securities purchase commitment	117,223	—
Woori G Infrastructure New Deal General Investment Private Equity Investment Trust No. 1	Securities purchase commitment	35,220	—
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 3	Securities purchase commitment	41,300	—
BTS No. 2 Private Equity Joint Venture	Securities purchase commitment	6,974	—
Woori Busan Logistics Infrastructure General Private Equity Investment Trust	Securities purchase commitment	19,799	—
Woori Financial Digital Investment Association No. 1	Securities purchase commitment	33,000	—
Union Technology Finance Investment Association	Securities purchase commitment	—	2,250
Genesis Environmental Energy Company No. 1 Private Equity Partnership	Securities purchase commitment	—	916
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	Securities purchase commitment	—	10,450
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	Securities purchase commitment	—	21,450
Woori G Senior Loan Private Placement Investment Trust No.1	Securities purchase commitment	—	13,604
Genesis Environment No. 1 Private Equity Joint Venture Company	Securities purchase commitment	—	130
Woori G Global Mid-market Secondaries Private Placement Investment Trust No. 1	Securities purchase commitment	—	10,065
Woori G Infras Newdeal Private Placement Investment Trust No. 1	Securities purchase commitment	—	153,141
Woori G North America Energy Infrastructure Private Placement Investment Trust No.1	Securities purchase commitment	—	10,850
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	Securities purchase commitment	—	1,274
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	Securities purchase commitment	—	17,523

As of December 31, 2022 and 2021, the recognized provisions for guarantees and commitments to the related parties are 912 million Won and 3,638 million Won, respectively.

(9)	Major investment and recovery transactions

The details of major investment and recovery transactions with related parties for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
The same parent company and its associates	Investment and others(*)	Recovery and others(*)
Synaptic Green Material Component Equipment No.1 Private Equity Partnership	5,000	—
Izen 2022 Private Equity Partnership No. 1	5,000	297
Orchestra Private Equity No.4 Private Equity Partnership	5,000	—
Woori G Equity Bridge Loan Private Equity Investment Trust No. 1	7,800	—
Woori G GP Commitment Loan Private Placement Investment Trust No. 2	10,440	—
Woori G GP Commitment Loan Private Placement Investment Trust No. 1	3,846	816
Woori G Senior Loan Private Placement Investment Trust No.1	13,403	18,975
Woori G Renewable New Deal Private Placement Investment Trust No. 1	19,975	118
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	272,990	266,047
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	401,667	295,825
Woori G Private Real Estate Investment Trust No. 1	129,035	80,736
Woori G Private Real Estate Investment Trust No. 5	82,307	15,611
Woori G Policy-Type New Deal (Infrastructure Investment) Private Placement Investment Trust No.1	24,780	647
Woori G Equity Investment General Type Private Investment Trust No.1	14,644	—
Woori G Senior Loan Private Placement Investment Trust No.2	70,000	—
Woori Seoul Expressway Private Placement Investment Trust No. 1	2,312	—
Woori Innovative Growth New Deal General Private Equity Investment Trust No. 3	14,000	—
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	10,450	2,490
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	21,450	—
Woori G Global Mid-market Secondaries Private Placement Investment Trust No. 1	2,439	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	50,000	200,649
Woori Busan Logistics Infrastructure General Private Equity Investment Trust	201	—
Woori G Goverment Bond MMF	420,273	480,168
Woori Big Satisfaction Money Market Fund (Goverment&Agency Bonds)ClassC	300,000	—
Woori High Plus Short-Term ESG Bond Securities Investment Trust (Bond)	—	88,552

(*)	Investment and recovery transactions of associates are described in Note 13.(5)

	December 31, 2021
The same parent company and its associates	Investment and others(*)	Recovery and others(*)
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	22,000	—
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	22,000	—
Woori G GP Commitment Loan Private Placement Investment Trust No. 1	9,880	—
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	168,738	40,323
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	191,967	—
Woori G Private Placement Investment Trust No. 1	54,693	18,254
Woori G Global Mid-market Secondaries Private Placement Investment Trust No. 1	4,422	—
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	14,700	—
Woori G Equity Bridge Loan Private Placement Investment Trust No.1	18,200	—
Woori Seoul Expressway Private Placement Investment Trust No. 1	1,935	—
Woori G Clean Energy Private Placement Investment Trust No. 1	3,882	4,560
Woori G Senior Loan Private Placement Investment Trust No.1	36,911	2,868
Woori Goseong Thermal Power Generation EBL Private Placement Investment	14,915	30,573
JC Assurance Private Equity Fund No. 2	195	—
Dream Enterprise Growth No. 1 Private Equity Joint Venture Company	—	294
Genesis Environment No. 1 Private Equity Joint Venture Company	7,870	—
Midas No. 8 Private Equity Joint Venture Company	9,500	—

(*)	Investment and recovery transactions of associates are described in Note 13.(5)

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Short-term employee benefits	9,748	9,928
Share-based payment	2,398	4,313
Retirement benefit service costs	350	342

Total	12,496	14,583

The key management are registered and non-registered executives of Bank and members of the Woori Financial Group Management Council. Outstanding assets from transactions with key management amount to 3,620 million Won and 3,821 million Won, as of December 31, 2022 and 2021, respectively, and with respect to the assets, the Bank has not recognized any allowance nor related impairment loss due to credit losses. Liabilities from transaction with key management amount to 12,660 million Won and 11,542 million Won as of December 31, 2022 and 2021, respectively.

(11)	The Bank and Woori Credit Card Co., Ltd. and its subsidiaries are jointly and severally liable reimburse for the repayment of the Bank’s debts before the split.

(12)

For the year ended December 31 2022, the Bank purchased 50,000 million Won of bonds held by Woori Investment Bank Co., Ltd. Among the bonds issued by the Bank during the current year, Woori Investment Bank Co., Ltd. acquired 35,000 million Won in hybrid capital securities and 40,000 million Won in debentures, and sold them all to the market on the date of issuance. The amount of bonds purchased or sold by the Bank through Woori Investment Bank Co., Ltd. amount to 1,044,633 million Won and 70,230 million Won, respectively, for the year ended December 31, 2021. Also, the amount of bonds issued by the Bank and acquired by Woori Investment Bank Co., Ltd. is 30,000 million Won for the year ended December 31, 2021.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2022	December 31, 2021	For the years ended December 31
			2022	2021
Trust accounts	71,677,258	69,472,846	1,121,069	876,800

(2)	Receivables and payables from the transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Receivables
Trust fees receivables	42,337	35,448

Payables
Deposits due to customers	170,417	234,136
Borrowings from trust accounts	1,980,472	1,811,354

Total	2,150,889	2,045,490

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Revenue:
Trust fees	137,849	123,291
Termination fees	1,158	10,599

Total	139,007	133,890

Expense:
Interest expenses on deposits due to customers	619	503
Interest expenses on borrowings from trust accounts	42,206	12,401

Total	42,825	12,904

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

1)	As of December 31, 2022 and 2021, the carrying of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Partial principal guaranteed trusts:
Household money	8,230	8,932
Corporate money	446	627
Installment plan purpose	1,551	1,558

Sub-total	10,227	11,117

Principal guaranteed trusts:
Old-age pension trusts	2,790	3,004
Personal pension trusts	460,839	486,203
Pension trusts	687,971	749,317
Retirement trusts	26,563	28,354
New personal pension trusts	6,792	7,282
New old-age pension trusts	950	1,076

Sub-total	1,185,905	1,275,236

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	335	348

Sub-total	354	367

Total	1,196,486	1,286,720

2)

As of December 31, 2022 and 2021, the amounts that the Bank has to pay by the operating results of the principal guaranteed trust or the principal and interest guaranteed trust contracts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Liabilities for the account (subsidy for trust account adjustment)	—	2

47.	LEASES

(1)	The future lease payments under lease contracts as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Lease payments
Within one year	127,478	98,377
After one year but within five years	80,963	87,945
After five years	4,722	8,618

Total	213,163	194,940

(2)	Total cash outflows from leases are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Cash outflows from leases	134,562	133,481

(3)

There are no lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value for years ended December 31, 2022 and 2021. Variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2022 is 5,465 million Won.

(4)

The Bank applies a simple method that does not assess as to whether the rent discount as a direct result of COVID-19 is a lease modification. As a result, the amount recognized in profit or loss during the reporting period is 15,880 million Won to reflect changes in lease payments arising from the discount